Exhibit 99.1

Ministry of Public and
Business Service Delivery Ministère des Services au public et aux entreprises

Certificate of Amalgamation	Certificat de fusion

Business Corporations Act	Loi sur les sociétés par actions

GFL ENVIRONMENTAL INC.

Corporation Name / Dénomination sociale

1001456948

Ontario Corporation Number / Numéro de société de l’Ontario

This is to certify that these articles are effective on	La présente vise à attester que ces statuts entreront envigueur le

January 01, 2026 / 01 janvier 2026

V. Quintanilla W.

Director / Directeur

Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amalgamation is not complete without the Articles of Amalgamation	Le certificat de fusion n’est pas complet s’il ne contient pas les statuts de fusion

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.	Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.
V. Quintanilla W.	V. Quintanilla W.
Director/Registrar	Directeur ou registrateur

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

Ministry of Public and Business Service Delivery

Articles of Amalgamation

Business Corporations Act

1.	Amalgamated Corporation Name

GFL ENVIRONMENTAL INC.

2.	Registered Office Address

100 New Park Place, Suite 500, Vaughan, Ontario, L4K 0H9, Canada

3. Number of Directors

Minimum/Maximum	Min 3 / Max 15

4. The director(s) is/are:

Full Name	DINO CHIESA
Resident Canadian	Yes
Address for Service	[Redacted personal information]

Full Name	PATRICK DOVIGI
Resident Canadian	No
Address for Service	[Redacted personal information]

Full Name	VIOLET KONKLE
Resident Canadian	Yes
Address for Service	[Redacted personal information]

Full Name	SANDRA LEVY
Resident Canadian	Yes
Address for Service	[Redacted personal information]

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 1 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

Full Name	JESSICA MCDONALD
Resident Canadian	Yes
Address for Service	[Redacted personal information]

Full Name	ARUN NAYAR
Resident Canadian	No
Address for Service	[Redacted personal information]

Full Name	PAOLO NOTARNICOLA
Resident Canadian	No
Address for Service	[Redacted personal information]

Full Name	LONNIE C. POOLE, III
Resident Canadian	No
Address for Service	[Redacted personal information]

5. Method of Amalgamation

B. Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of subsidiaries.

The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.

The Name, OCN, and Date of Adoption/Approval for each amalgamating corporation are as follows:

Corporation Name	OCN	Date of Adoption/Approval
GFL ENVIRONMENTAL INC.	1000750064	December 31, 2025
GFL ENVIRONMENTAL 2025 INC.	1001166676	December 31, 2025

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None":

None.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 2 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

7. The classes and any maximum number of shares that the corporation is authorized to issue:

The Corporation is authorized to issue an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares, an unlimited number of preferred shares, issuable in series, 28,571,428 Series A Perpetual Convertible Preferred Shares and 8,196,721 Series B Perpetual Convertible Preferred Shares.

8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable":

The rights, privileges, restrictions and conditions attached to the subordinate voting shares (the “Subordinate Voting Shares”), the multiple voting shares (the “Multiple Voting Shares”), the preferred shares (the “Preferred Shares”), the Series A Perpetual Convertible Preferred Shares (the “Perpetual Convertible Preferred Shares”, and each, a “Perpetual Convertible Preferred Share”) and the Series B Perpetual Convertible Preferred Shares (the “Series B Perpetual Convertible Preferred Shares”, and each, a “Series B Perpetual Convertible Preferred Shares” and, collectively with the Subordinate Voting Shares, Multiple Voting Shares, Preferred Shares and Perpetual Convertible Preferred Shares, the “Shares”) of the Company are as follows:

1.1 Definitions

As used herein, the following terms shall have the following respective meanings:

“Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Company, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its parent) more than 50% of the total voting power represented by the voting securities of the Company, the continuing entity or its parent and more than 50% of the total number of outstanding shares of the Company, the continuing entity or its parent, in each case as outstanding immediately after such transaction, and the shareholders of the Company immediately prior to the transaction owning voting securities of the Company, the continuing entity or its parent immediately following the transaction in substantially the same proportions (vis a vis each other) as such shareholders owned the voting securities of the Company immediately prior to the transaction.

“Permitted Holders” means Patrick Dovigi and the spouse or legal equivalent, the parents and/or the lineal descendants of Patrick Dovigi (the “Dovigi Related Persons”) or any trust, partnership, corporation, limited liability company or other estate or planning or investment vehicle in which no other Person has any legal, economic, beneficial or other interest other than such holder and/or the Dovigi Related Persons, as applicable, and with respect to which, a transfer does not result in any change in the effective control of such holder’s securities.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

For purposes hereof, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 3 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

1.2 Subordinate Voting Shares and Multiple Voting Shares

The special rights or restrictions attached to the Subordinate Voting Shares and the Multiple Voting Shares shall be as follows:

(1)       Dividends; Rights on Liquidation, Dissolution or Winding-Up

The Subordinate Voting Shares and the Multiple Voting Shares shall be subject to and subordinate to the special rights or restrictions attached to the Preferred Shares and the shares of any other class ranking senior to the Subordinate Voting Shares and the Multiple Voting Shares and shall rank pari passu, share for share, as to the right to receive dividends and any amount payable on any distribution of assets constituting a return of capital and to receive the remaining property and assets of the Company on the liquidation, dissolution or winding-up of the Company, whether voluntarily or involuntarily, or any other distribution of assets of the Company among its shareholders for the purposes of winding-up its affairs. For the avoidance of doubt, holders of Subordinate Voting Shares and Multiple Voting Shares shall, subject always to the rights of the holders of Preferred Shares and the shares of any other class ranking senior to the Subordinate Voting Shares and the Multiple Voting Shares, be entitled to receive (i) such dividends and any amount payable on any distribution of assets constituting a return of capital as the directors of the Company shall determine, and (ii) in the event of the liquidation, dissolution or winding-up of the Company, whether voluntarily or involuntarily, or any other distribution of assets of the Company among its shareholders for the purposes of winding-up its affairs, the remaining property and assets of the Company, in the case of (i) and (ii) an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if such shares were of one class only; provided, however, that in the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares and holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the directors of the Company.

(2)       Meetings and Voting Rights

Each holder of Subordinate Voting Shares and each holder of Multiple Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of another class or of a particular series shall have the right to vote. At each such meeting, each Subordinate Voting Share shall entitle the holder thereof to one (1) vote and each Multiple Voting Share shall entitle the holder thereof to ten (10) votes.

(3)       Subdivision or Consolidation

No subdivision or consolidation of the Multiple Voting Shares or the Subordinate Voting Shares shall be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis so as to preserve the relative economic and voting interests of the two classes.

(4)       Conversion

The Subordinate Voting Shares cannot be converted into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one fully paid and non-assessable Subordinate Voting Share, in the following manner:

(a)            The conversion right which provision is made in this subsection 1.2(4) shall be exercised by notice in writing given to the transfer agent of the Company, if one exists, and if not, to the Company at its registered office, accompanied by a certificate or certificates representing the Multiple Voting Shares in respect of which the holder desires to exercise such conversion right or the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System) administered by any applicable depository or transfer agent of the Company. Such notice shall be signed by the holder of the Multiple Voting Shares in respect of which such conversion right is being exercised, or by the duly authorized representative thereof, and shall specify the number of Multiple Voting Shares which such holder desires to have converted. On any conversion of Multiple Voting Shares, the Subordinate Voting Shares resulting therefrom shall be registered in the name of the registered holder of the Multiple Voting Shares converted or, subject to payment by the registered holder of any stock transfer or applicable taxes and compliance with any other reasonable requirements of the Company in respect of such transfer, in such name or names as such registered holder may direct in writing.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 4 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(b)             Upon receipt of such notice and certificate or certificates and, as applicable, compliance with such other requirements, the Company shall, at its expense, effective as of the date of such receipt and, as applicable, compliance, remove or cause the removal of such holder from the register of holders in respect of the Multiple Voting Shares for which the conversion right is being exercised, add the holder (or any person or persons in whose name or names such converting holder shall have directed the resulting Subordinate Voting Shares to be registered) to the securities register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of the certificate or certificates representing such Multiple Voting Shares and issue or cause to be issued a certificate or certificates, or the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System) administered by any applicable depository or transfer agent of the Company, representing the Subordinate Voting Shares issued upon the conversion of such Multiple Voting Shares. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the original certificate which are not to be converted.

(5)	Automatic Conversion

(a)             Each Multiple Voting Share will convert automatically, without any further action, into one (1) fully paid and non-assessable Subordinate Voting Share if any such Multiple Voting Share is transferred, sold, assigned or exchanged to, or otherwise held by, a Person that is not a Permitted Holder. Upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder, the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights under subsection 1.2(4) to convert such Multiple Voting Share into one (1) fully paid and non-assessable Subordinate Voting Share.

(b)	In addition:

(i)              all Multiple Voting Shares will convert automatically, without any further action, into an equal number of Subordinate Voting Shares at such time that is the earlier to occur of the following:

(A)          the Permitted Holders that hold Multiple Voting Shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 2.0% of the issued and outstanding Shares;

(B)           Patrick Dovigi is no longer serving as a director of or in a senior management position at the Company; or

(C)           March 5, 2040, being the twentieth anniversary of the closing of the initial public offering of the Company.

(6)	Single Class

Except as otherwise provided in these Articles, Subordinate Voting Shares and Multiple Voting Shares are equal in all respects and shall be treated as shares of a single class for all purposes under the Business Corporations Act (Ontario).

(7)      Certain Class Votes

In connection with any Change of Control Transaction requiring approval of the holders of Subordinate Voting Shares and Multiple Voting Shares under the Act, holders of Subordinate Voting Shares and Multiple Voting Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Subordinate Voting Shares or their proxyholders in respect of a resolution approving such Change of Control Transaction and by a majority of the votes cast by the holders of outstanding Multiple Voting Shares or their proxyholders in respect of a resolution approving such Change of Control Transaction, each voting separately as a class at a meeting of the holders of that class called and held for such purpose.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 5 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(8)      Certain Amendments

In addition to any other voting right or power to which the holders of Subordinate Voting Shares shall be entitled by law or regulation or other provisions of these Articles, but subject to the provisions of these Articles, holders of Subordinate Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of these Articles which would adversely affect the rights or special rights of the holders of Subordinate Voting Shares or affect the holders of Subordinate Voting Shares and Multiple Voting Shares differently, on a per share basis, including an amendment to the terms of these Articles that provides that any Multiple Voting Shares transferred, sold, assigned or exchanged to, or otherwise held by, a Person that is not a Permitted Holder shall be automatically converted into Subordinate Voting Shares, and such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding shares of such class or their proxyholders.

1.3      Preferred Shares

The special rights or restrictions attached to the Preferred Shares shall be as follows:

(1)	Issuable in Series

(a)            The Preferred Shares may be issued at any time or from time to time in one or more series. Subject to these share conditions, the directors are authorized to fix the number of shares in each series of Preferred Shares and to determine the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares which may include, without limitation:

(i)              the consideration for which such series of Preferred Shares are to be issued;

(ii)             the rate, amount, method of calculation and payment of any dividends, whether cumulative or non-cumulative, and whether such rate, amount, method of calculation or payment is subject to change or adjustment in the future;

(iii)            voting rights, if any;

(iv)           any rights upon a dissolution, liquidation or winding-up of the Company or upon any other return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs;

(v)            any rights of redemption, retraction or purchase for cancellation and the prices and terms and conditions of any such rights;

(vi)           any rights of conversion, exchange or reclassification and the terms and conditions of any such rights, if applicable; and

(vii)          any other rights, privileges, restrictions and conditions, not inconsistent with these share provisions, attaching to such series of Preferred Shares.

(b)            No rights, privileges, restrictions or conditions attached to any series of Preferred Shares shall confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding-up of the Company over the shares of any other series of Preferred Shares. The Preferred Shares of each series shall, with respect to the right to payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company, rank on a parity with the shares of every other series.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 6 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(2)       Voting

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Company in accordance with subsection 1.3(1)(a), the holders of a series of Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of shareholders of the Company and shall not be entitled to vote at any such meetings (except where holders of a specified class or series of shares are entitled to vote separately as a class or series as provided in the Act). The holders of the class or a series of Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the articles of the Company to:

(i)        increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

(ii)	effect an exchange, reclassification or cancellation of all or part of the shares of such class or series; or

(iii)	create a new class or series of shares equal or superior to the shares of such class or series.

(3)	Dividends; Rights on Liquidation, Dissolution or Winding-Up

(a)             Holders of Preferred Shares will be entitled to preference with respect to payment of dividends over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preferred Shares with respect to payment of dividends.

(b)             In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares will be entitled to preference over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of paid-up capital remaining after the payment of all outstanding debts on a pro rata basis, and the payment of any or all declared but unpaid cumulative dividends or any or all declared but unpaid dividends accrued on the Preferred Shares.

(c)             The Preferred Shares may also be given such other preferences over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preferred Shares as may be fixed by directors’ resolution as to the respective series authorized to be issued.

PROVISIONS ATTACHING TO THE

SERIES A PERPETUAL CONVERTIBLE PREFERRED SHARES

In addition to the rights, privileges, restrictions and conditions attaching to the preferred shares as a class, the Perpetual Convertible Preferred Shares shall have the following rights, privileges, restrictions and conditions (the “Perpetual Preferred Share Provisions”). Capitalized terms not defined where used shall have the meanings ascribed to such terms in SECTION 7.

SECTION 1. Liquidation Preference.

(a)       In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or upon any other return of capital or distribution of the assets of the Company among its shareholders, in each case for the purposes of winding up its affairs (a “Liquidation Event”), each Perpetual Convertible Preferred Share entitles the holder thereof to receive and to be paid out of the assets of the Company available for distribution, before any distribution or payment may be made to a holder of any Subordinate Voting Shares or Multiple Voting Shares or any other shares ranking junior in such liquidation, dissolution or winding up to the Perpetual Convertible Preferred Shares, an amount per Perpetual Convertible Preferred Share equal to the greater of (i) the Liquidation Preference per Perpetual Convertible Preferred Share (as adjusted in accordance with SECTION 1(b)), and (ii) and the amount such holder would have received had they instead converted such Perpetual Convertible Preferred Share in accordance with SECTION 1(c) and SECTION 6(a) (in each case, the “Liquidation Amount”).

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 7 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(b)             The “Liquidation Preference” per Perpetual Convertible Preferred Share shall initially be equal to the Original Purchase Price. From and after the Original Issuance Date, the Liquidation Preference of each Perpetual Convertible Preferred Share shall automatically increase on a daily basis, on the basis of a 360 day year consisting of twelve 30 day months, as of immediately before the close of business on each such day, at a rate of (i) 7% per annum from, and including, the Original Issuance Date to, but excluding, September 30, 2027 ; (ii) at a rate of 8% per annum from, and including, September 30, 2027 to, but excluding, September 30, 2028; (iii) at a rate of 9% per annum from, and including September 30, 2028; and (iv) at a rate of 13% per annum if the conditions set forth in SECTION 5(b)(ii) are satisfied (as applicable, the “Accretion Rate”) of the then-applicable Liquidation Preference, the amount of which increase shall compound quarterly on each March 31, June 30, September 30 and December 31 (each, a “Quarterly Compounding Date”); provided that if Company elects (or is deemed to elect) to pay the Quarterly Redemption Price for the quarter ending on such Quarterly Compounding Date in cash in accordance with SECTION 5(c), the Accretion Rate for such quarter shall be 6% per annum. The Liquidation Preference shall be proportionally adjusted for any splits, combinations and similar events on the Perpetual Convertible Preferred Shares.

(c)             For greater certainty, prior to any Liquidation Event, each holder of Perpetual Convertible Preferred Shares is entitled pursuant to SECTION 6(a), for a period of ten (10) Business Days following receipt of the written notice of such liquidation, dissolution or winding up, which shall be sent to the holders of the Perpetual Convertible Preferred Shares as soon as practicable, to convert any or all outstanding Perpetual Convertible Preferred Shares held by such holder into, for each Perpetual Convertible Preferred Share held, a number of duly authorized, validly issued, fully paid and non-assessable Subordinate Voting Shares equal to the then-applicable Conversion Amount and, subsequent to such conversion, such holder shall no longer be entitled to receive the Liquidation Preference with respect to any so converted Perpetual Convertible Preferred Shares.

(d)             After payment to the holders of the Perpetual Convertible Preferred Shares of the full amount to which they are entitled in respect of outstanding Perpetual Convertible Preferred Shares pursuant to SECTION 1(a) (which, for greater certainty, have not been converted prior to such payment), such Perpetual Convertible Preferred Shares will have no further right or claim to any of the assets of the Company.

(e)             In the case of any Liquidation Event, the Liquidation Preference shall be payable to holders of Perpetual Convertible Preferred Shares in cash; provided, however, that to the extent the Company has, having exercised commercial reasonable efforts to make such payment, insufficient cash available to pay the Liquidation Preference in full in cash, the portion of the Liquidation Preference with respect to which the Company has insufficient cash (and the remaining portion of the Liquidation Amount, if and to the extent the Liquidation Amount exceeds the Liquidation Preference) may be paid in property or other assets of the Company. The value of any property or assets not consisting of cash that is distributed by the Company in satisfaction of any portion of the Liquidation Amount will equal the Fair Market Value thereof on the date of distribution.

SECTION 2.      Voting Rights. The holders of the Perpetual Convertible Preferred Shares are entitled to receive notice of, attend and vote (in person or by proxy) at all meetings of the shareholders of the Company, except where holders of another class or series are entitled to vote separately as a class or series as provided in the Business Corporations Act (Ontario), applicable securities laws or the rules of any applicable stock exchange. Except as otherwise required by law, the holders of the Perpetual Convertible Preferred Shares, the Subordinate Voting Shares and the Multiple Voting Shares will vote together as a single class on all matters submitted to a vote of the shareholders of the Company. The Perpetual Convertible Preferred Shares shall confer the right to one (1) vote for each Perpetual Convertible Preferred Share held at all such meetings of shareholders of the Company. The holders of the Perpetual Convertible Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the articles of the Company to: (a) increase or decrease any maximum number of authorized Perpetual Convertible Preferred Shares, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Perpetual Convertible Preferred Shares; or (b) effect an exchange, reclassification or cancellation of the Perpetual Convertible Preferred Shares; or (c) create a new class of shares equal or superior to the Perpetual Convertible Preferred Shares. Each holder of Perpetual Convertible Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of the Company at which such holder is entitled to vote, the number of Perpetual Convertible Preferred Shares equal to the number of whole Subordinate Voting Shares into which such holder’s registered Perpetual Convertible Preferred Shares are convertible pursuant to these share provisions as of the record date for the determination of shareholders entitled to vote at such shareholders meeting or, if no such record date is established, the date such vote is taken or any written resolution of shareholders is solicited. The holders of Perpetual Convertible Preferred Shares will be entitled to notice of all shareholders meetings or proposed actions by written consent as if such holders were holders of Subordinate Voting Shares.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 8 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

SECTION 3.       Dividends. The holders of Perpetual Convertible Preferred Shares shall be entitled to receive only such dividends on the Perpetual Convertible Preferred Shares, if any, as are expressly declared thereon by the Board of Directors and shall not be entitled to any other dividends. The holders of Perpetual Convertible Preferred Shares shall not have the right to receive any dividends that are declared only with respect to the Subordinate Voting Shares or the Multiple Voting Shares, and nothing in these Perpetual Preferred Share Provisions will restrict the declaration or payment of any dividends on the Subordinate Voting Shares or the Multiple Voting Shares to the exclusion of the Perpetual Convertible Preferred Shares, provided, however, that the Company complies with the provisions of SECTION 6(e)(iii) in respect of an adjustment to the Conversion Price in connection with any such dividend.

SECTION 4.      Purchase for Cancellation. Subject to such provisions of the Business Corporations Act (Ontario) as may be applicable, the Company may at any time or times purchase (if obtainable) for cancellation all or any part of the Perpetual Convertible Preferred Shares outstanding from time to time in one or more negotiated transactions at such price or prices as are determined by the Board of Directors and as may be agreed to with the relevant holders of the Perpetual Convertible Preferred Shares. From and after the date of purchase of any Perpetual Convertible Preferred Shares under the provisions of this SECTION 4, any shares so purchased shall be cancelled.

SECTION 5.      Redemption.

(a)        Except as expressly set out in this SECTION 5, the Company may not redeem any of the Perpetual Convertible Preferred Shares.

(b)

(i)         If a Change of Control occurs, then, the Company may elect, at its sole option, to redeem for cash all (but not less than all) of the then outstanding Perpetual Convertible Preferred Shares on the date (“Redemption Date”) that is twenty (20) Business Days following the effective date of the Change of Control at a price (the “Redemption Price”) per Perpetual Convertible Preferred Share equal to the greater of (i) an amount equal to (a) 105% of the Liquidation Preference as of the Redemption Date if such Change of Control occurs within five (5) years following the Original Issuance Date or (b) 100% of the Liquidation Preference as of the Redemption Date if such Change of Control occurs more than five (5) years after the Original Issuance Date; and (ii) the Fair Market Value of the consideration such holder would have received had such holder converted its Perpetual Convertible Preferred Shares in accordance with SECTION 6(a) with a Conversion Date immediately prior to the effective date of the Change of Control. The Company shall provide written notice (the “Redemption Notice”) of such redemption pursuant to this SECTION 5(b)(i), on the effective date of the Change of Control to the holders of record of the Perpetual Convertible Preferred Shares as they appear in the records of the Company. The Redemption Notice must state: (A) briefly, the events causing such Change of Control; (B) the effective date of such Change of Control; (C) the Redemption Price as of the Redemption Date, and the calculations supporting the specified Redemption Price; (D) the name and address of the transfer agent; (E) that the Perpetual Convertible Preferred Shares may be converted at any time before the Redemption Date; and (F) the procedures a holder must follow to require the Company to convert its Perpetual Convertible Preferred Shares, including the name and address of the place to where the Perpetual Convertible Preferred Shares are to be surrendered for payment of the Redemption Price. The Company shall, on the Redemption Date, pay the applicable Redemption Price, upon surrender of the certificates or DRS statement representing the Perpetual Convertible Preferred Shares to be redeemed. Perpetual Convertible Preferred Shares to be redeemed on the Redemption Date will, from and after such date, no longer be outstanding and the rights, privileges, restrictions and conditions attaching to the Perpetual Convertible Preferred Shares (except the right to receive from the Company the applicable Redemption Price) shall cease and terminate with respect to such shares; provided that in the event that a Perpetual Convertible Preferred Share is not redeemed due to a default in payment by the Company, such Perpetual Convertible Preferred Share will remain outstanding and will be entitled to all rights, privileges, restrictions and conditions attaching to the Perpetual Convertible Preferred Shares as provided herein (including continued increases in Liquidation Preference at the applicable Accretion Rate). For greater certainty, the holders of the Perpetual Convertible Preferred Shares may, at any time prior to the Redemption Date, elect to convert any or all of their Perpetual Convertible Preferred Shares pursuant to SECTION 6(a). To the extent the Perpetual Convertible Preferred Shares are not redeemed or converted in connection with a Change of Control in accordance with this SECTION 5(b)(i), such Perpetual Convertible Preferred Shares shall remain outstanding in accordance with their terms following such Change of Control (subject to any adjustments as may be required pursuant to SECTION 6(e)(v)).

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 9 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(ii)           In the event that the Company does not elect to redeem for cash all (but not less than all) of the then outstanding Perpetual Convertible Preferred Shares on the Redemption Date pursuant to SECTION 5(b)(i), then the Accretion Rate shall automatically increase to 13% on and after the date on which such Change of Control occurs for purposes of SECTION 1(b)(iv).

(iii)          For greater certainty, if a Change of Control occurs and results (or upon a completion would result) in a Change of Control, then, prior to the Redemption Date, each holder of Perpetual Convertible Preferred Shares is entitled to convert, including prior to the occurrence of the Change of Control and in order to participate therein as a holder of Subordinate Voting Shares, at the option and election of such holder, any or all of the outstanding Perpetual Convertible Preferred Shares held by such holder into Subordinate Voting Shares pursuant to SECTION 6(a).

(c)          Quarterly Redemption by the Company.

(i)           On December 31, 2024 and on each Quarterly Compounding Date thereafter (each a “Quarterly Redemption Date”), at the Company’s option and election and upon its compliance with this SECTION 5(c)(i), the Company may redeem, on a pro rata basis if there is more than one holder, such number of the then outstanding Perpetual Convertible Preferred Shares having an aggregate Liquidation Preference equal to the product of: (A) one quarter (1/4) of the applicable Accretion Rate for the quarter ending on the Quarterly Redemption Date, and (B) the aggregate Liquidation Preference of all of the then outstanding Perpetual Convertible Preferred Shares (rounded to the nearest whole number) as of the applicable Quarterly Redemption Date, at a price (the “Quarterly Redemption Price”) per Perpetual Convertible Preferred Share equal to the Liquidation Preference as of the applicable Quarterly Redemption Date. The Quarterly Redemption Price shall be paid, at the election of the Company, in cash or, if the Liquidity Conditions are satisfied, by issuing to the holder(s) such number of duly authorized, validly issued, fully paid and non-assessable Subordinate Voting Shares determined per Perpetual Convertible Preferred Share so redeemed by dividing (i) the Quarterly Redemption Price by (ii) 97% of the Current Market Price of the Subordinate Voting Shares on the date of the applicable Quarterly Redemption Notice. The Company shall provide written notice (the “Quarterly Redemption Notice”) to the holders of record of the Perpetual Convertible Preferred Shares as they appear in the records of the Company pursuant to this SECTION 5(c)(i), on or prior to the fifth (5th) Business Day prior to each Quarterly Redemption Date. The Quarterly Redemption Notice must state: (A) that such Perpetual Convertible Preferred Shares have been called for redemption and, briefly, the quarterly redemption requirement; (B) the applicable Liquidation Preference and Accretion Rate, (C) the number of Perpetual Convertible Preferred Shares to be redeemed on such Quarterly Redemption Date, (D) the Quarterly Redemption Price as of the Quarterly Redemption Date, and the calculations supporting the specified Quarterly Redemption Price, (E) whether the Company elects to pay the Quarterly Redemption Price in cash or in Subordinate Voting Shares, provided if no such election is made, the Company shall have been deemed to have elected cash; (F) that the Perpetual Convertible Preferred Shares may be converted at any time before the Quarterly Redemption Date; (G) the name and address of the transfer agent; and (H) the name and address of the place to where the Perpetual Convertible Preferred Shares are to be surrendered for payment of the Quarterly Redemption Price. The Company shall, on the Quarterly Redemption Date, pay the applicable Quarterly Redemption Price, upon surrender of the certificates or DRS statements representing the Perpetual Convertible Preferred Shares to be redeemed. Perpetual Convertible Preferred Shares to be redeemed on the Quarterly Redemption Date will, from and after such date, no longer be outstanding and the rights, privileges, restrictions and conditions attaching to the Perpetual Convertible Preferred Shares (except the right to receive from the Company the applicable Quarterly Redemption Price) shall cease and terminate with respect to such shares; provided that in the event that a Perpetual Convertible Preferred Share is not redeemed due to a default in payment by the Company, such Perpetual Convertible Preferred Share will remain outstanding and will be entitled to all rights, privileges, restrictions and conditions attaching to the Perpetual Convertible Preferred Shares as provided herein (including continued increases in Liquidation Preference at the applicable Accretion Rate).

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 10 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(ii)          If the Company elects to pay the Quarterly Redemption Price in Subordinate Voting Shares, no fractional Subordinate Voting Shares will be issued upon the payment of the Quarterly Redemption Price. In lieu of fractional shares, the Company shall, subject to the last sentence hereof, round to the nearest whole number, the number of Subordinate Voting Shares to be issued upon payment of the applicable Quarterly Redemption Price. If more than one Perpetual Convertible Preferred Share is being redeemed at one time by or for the benefit of the same holder, then the number of full Subordinate Voting Shares issuable upon such redemption will be calculated on the basis of the aggregate number of Perpetual Convertible Preferred Shares redeemed by or for the benefit of such holder at such time.

(d)	Optional Redemption by the Company.

(i)          On and after the five (5) year anniversary of the Original Issuance Date, at the Company’s option and election and upon its compliance with this SECTION 5(d)(i), all (but not less than all) of the then outstanding Perpetual Convertible Preferred Shares may be redeemed at a price (the “Optional Redemption Price”) per Perpetual Convertible Preferred Share equal to (a) 105% of the Liquidation Preference as of the Optional Redemption Date if such redemption occurs prior to the six (6) year anniversary of the Original Issuance Date; (b) 103% of the Liquidation Preference as of the Optional Redemption Date if such redemption occurs after the six (6) year anniversary of the Original Issuance Date and prior to the seven (7) year anniversary of the Original Issuance Date; or (c) 100% of the Liquidation Preference as of the Optional Redemption Date if such redemption occurs after the seven (7) year anniversary of the Original Issuance Date. The Company shall provide written notice (the “Optional Redemption Notice”) of such redemption pursuant to this SECTION 5(d), no less than ten (10) days and no more than sixty (60) days prior to the date set for the redemption (the “Optional Redemption Date”) to the holders of record of the Perpetual Convertible Preferred Shares as they appear in the records of the Company. The Optional Redemption Notice must state: (A) that the Perpetual Convertible Preferred Shares have been called for redemption and, briefly, the optional redemption right; (B) the Optional Redemption Price as of the Optional Redemption Date, and the calculations supporting the specified Optional Redemption Price, (C) that the Perpetual Convertible Preferred Shares may be converted at any time before the Optional Redemption Date; (D) the name and address of the transfer agent; and (E) the name and address of the place to where the Perpetual Convertible Preferred Shares are to be surrendered for payment of the Optional Redemption Price. The Company shall, on the Optional Redemption Date, pay the applicable Optional Redemption Price, upon surrender of the certificates or DRS statements representing the Perpetual Convertible Preferred Shares to be redeemed. Perpetual Convertible Preferred Shares to be redeemed on the Optional Redemption Date will, from and after such date, no longer be outstanding and the rights, privileges, restrictions and conditions attaching to the Perpetual Convertible Preferred Shares (except the right to receive from the Company the applicable Optional Redemption Price) shall cease and terminate with respect to such shares; provided that in the event that a Perpetual Convertible Preferred Share is not redeemed due to a default in payment by the Company, such Perpetual Convertible Preferred Share will remain outstanding and will be entitled to all rights, privileges, restrictions and conditions attaching to the Perpetual Convertible Preferred Shares as provided herein (including continued increases in Liquidation Preference at the applicable Accretion Rate). For greater certainty, the holders of the Perpetual Convertible Preferred Shares may, at any time prior to the Optional Redemption Date, elect to convert any or all of their Perpetual Convertible Preferred Shares pursuant to SECTION 6(a).

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 11 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

SECTION 6.           Conversion.

Each Perpetual Convertible Preferred Share is convertible into Subordinate Voting Shares as provided in this SECTION 6.

(a)          Conversion at the Option of Holders of Perpetual Convertible Preferred Shares. Each holder of Perpetual Convertible Preferred Shares is entitled to convert, at any time and from time to time, at the option and election of such holder, any or all outstanding Perpetual Convertible Preferred Shares held by such holder into a number of duly authorized, validly issued, fully paid and non-assessable Subordinate Voting Shares equal to the number (the “Conversion Amount”) determined per each Perpetual Convertible Preferred Share so converted by dividing (i) the Liquidation Preference (as adjusted pursuant to SECTION 1(b) to the applicable Conversion Date) for each Perpetual Convertible Preferred Share to be converted by (ii) the Conversion Price (which Conversion Price shall be adjusted from time to time as provided in SECTION 6(e)) in effect on the Conversion Date. The “Conversion Price” is initially US$25.20, as adjusted from time to time as provided in SECTION 6(e). In order to convert the Perpetual Convertible Preferred Shares into Subordinate Voting Shares pursuant to this SECTION 6(a), the holder must surrender the certificates or DRS statements representing such Perpetual Convertible Preferred Shares, accompanied by transfer instruments reasonably satisfactory to the Company, at the office of the Company or its transfer agent for the Perpetual Convertible Preferred Shares (as directed by the Company), together with the prescribed form of written notice, set forth on the Perpetual Convertible Preferred Share certificates or DRS statement, that such holder elects to convert all or such number of shares represented by such certificates or DRS statement as specified therein. Notwithstanding the foregoing, the right of conversion may be exercised as to any portion of such holder’s Perpetual Convertible Preferred Shares from time to time; provided that, in each case, no right of conversion may be exercised by a holder in respect of fewer than 47,619 Perpetual Convertible Preferred Shares (unless such conversion is in respect of all Perpetual Convertible Preferred Shares held by such holder).

(b)	Conversion at the Option of the Company.

(i)          If the Liquidity Conditions are satisfied, on and after the three (3) year anniversary of the Original Issuance Date, at the Company’s option and election and upon its compliance with this SECTION 6(b)(i), all (but not less than all) outstanding Perpetual Convertible Preferred Shares shall be converted into a number of duly authorized, validly issued, fully paid and non-assessable Subordinate Voting Shares equal to the then-applicable Conversion Amount per each Perpetual Convertible Preferred Share so converted, upon written notice by the Company to holders of record of the Perpetual Convertible Preferred Shares as they appear in the records of the Company notifying such holders of the conversion contemplated by this SECTION 6(b)(i), which conversion shall occur on the tenth (10th) Business Day following the date of such notice, which Conversion Date shall be specified in such notice, provided, that such notice may be delivered by the Company (and such Perpetual Convertible Preferred Shares may be converted into Subordinate Voting Shares pursuant to this SECTION 6(b)(i)) only if the Closing Price (or, if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) per Subordinate Voting Share for at least twenty (20) Trading Days during any period of thirty (30) consecutive Trading Days ending on, and including, the Trading Day immediately before the date on which such notice is delivered by the Company was equal to or greater than (x) at least 160% of the Conversion Price if such conversion occurs after the three (3) year anniversary of the Original Issuance Date and prior to the four (4) year anniversary of the Original Issuance Date; (y) at least 150% of the Conversion Price if such conversion occurs after the four (4) year anniversary of the Original Issuance Date and prior to the five (5) year anniversary of the Original Issuance Date; and (z) at least 140% of the Conversion Price if such conversion occurs after the five (5) year anniversary of the Original Issuance Date.

(ii)          Such notice of conversion at the option of the Company pursuant to SECTION 6(b)(i) must state:

(A) that the Company has exercised its conversion right pursuant to SECTION 6(b)(i), briefly describing such conversion right;

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 12 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(B) the Conversion Date for such conversion and the date scheduled for the settlement of such conversion;

(C) the name and address of the transfer agent;

(D) that Perpetual Convertible Preferred Shares subject to conversion pursuant to SECTION 6(b)(i) may be converted earlier at the option of the holders thereof pursuant to SECTION 6(a) at any time before such Conversion Date; and

(E) the Conversion Price in effect on such Conversion Date.

(c)          Fractional Shares. No fractional Subordinate Voting Shares will be issued upon conversion of the Perpetual Convertible Preferred Shares. In lieu of fractional shares the Company shall, subject to the last sentence hereof, round to the next whole number, the number of Subordinate Voting Shares to be issued upon conversion of the Perpetual Convertible Preferred Shares. If more than one Perpetual Convertible Preferred Share is being converted at one time by or for the benefit of the same holder, then the number of full Subordinate Voting Shares issuable upon conversion will be calculated on the basis of the aggregate number of Perpetual Convertible Preferred Shares converted by or for the benefit of such holder at such time, and if all of the Perpetual Convertible Preferred Shares held by a holder are being converted at the same time, then the number of full Subordinate Voting Shares issuable upon conversion will be calculated on the basis of the aggregate number of Perpetual Convertible Preferred Shares converted by or for the benefit of such holder at such time, with any resulting fractional entitlement being rounded to the nearest whole number.

(d)	Mechanics of Conversion.

(i)          On the second Business Day immediately succeeding the Conversion Date, the Company shall issue and deliver to each holder of Perpetual Convertible Preferred Shares the number of Subordinate Voting Shares to which such holder is entitled in exchange for the certificates or DRS statement formerly representing Perpetual Convertible Preferred Shares. Such conversion will be deemed to have been made on the Conversion Date, and the person entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Subordinate Voting Shares on such Conversion Date. In case fewer than all the Perpetual Convertible Preferred Shares represented by any certificate or DRS statement are to be converted, a new certificate or DRS statement shall be issued representing the unconverted Perpetual Convertible Preferred Shares without cost to the holder thereof, except for any documentary, stamp or similar issue or transfer tax due because any certificates DRS statement for Subordinate Voting Shares or Perpetual Convertible Preferred Shares are registered in a name other than the name of the converting holder. The Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Subordinate Voting Shares upon conversion or due upon the issuance of a new certificate or DRS statement for any Perpetual Convertible Preferred Shares not converted other than any such tax due because Subordinate Voting Shares or a certificate DRS statement for Perpetual Convertible Preferred Shares are issued in a name other than the name of the converting holder, which shall be paid by the converting holder.

(ii)         From and after the Conversion Date, the Perpetual Convertible Preferred Shares to be converted on such Conversion Date will no longer be outstanding, and all rights and privileges of the holder thereof as a holder of Perpetual Convertible Preferred Shares (except the right to receive from the Company the Subordinate Voting Shares upon conversion) shall cease and terminate with respect to such shares.

(iii)         All Subordinate Voting Shares issued upon conversion of the Perpetual Convertible Preferred Shares will, upon issuance by the Company, be duly and validly issued, as fully paid and non-assessable Subordinate Voting Shares in the capital of the Company.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 13 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(e)	Adjustments to Conversion Price.

(i)         Adjustments for issuances of subordinate voting shares, share splits and share combinations. If the Company shall, at any time and from time to time while any Perpetual Convertible Preferred Shares are outstanding, issue Subordinate Voting Shares as a dividend or distribution to all or substantially all holders of its Subordinate Voting Shares or the Company shall effect a share split or share combination of Subordinate Voting Shares into a greater or lesser number of Subordinate Voting Shares (in each case excluding an issuance solely pursuant to a Capital Reorganization, as to which SECTION 6(e)(vi) will apply), then the then-applicable Conversion Price will be adjusted in accordance with the following formula:

where

CP0 = the Conversion Price in effect immediately prior to the close of business on the Record Date for such dividend or distribution or immediately prior to the open of business on the Effective Date for such share split or share combination, as the case may be;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date or immediately after the open of business on such Effective Date, as the case may be;

OS0 = the number of Subordinate Voting Shares outstanding immediately prior to the close of business on such Record Date or immediately prior to the open of business on such Effective Date, as the case may be (in either case, prior to giving effect to such event); and

OS1 = the number of Subordinate Voting Shares that would be outstanding immediately after, and solely as a result of, such dividend, distribution, share split or share combination.

Any adjustment to the Conversion Price made pursuant to this SECTION 6(e)(i) shall become effective immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the Effective Date for such share split or share combination, as the case may be. If any dividend or distribution of the type described in this SECTION 6(e)(i) is declared but not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to make such dividend or distribution, to such Conversion Price that would be in effect if such dividend or distribution had not been declared. For the purposes of this SECTION 6(e)(i), the number of Subordinate Voting Shares outstanding immediately prior to the close of business on the Record Date for such dividend or distribution or the open of business on the Effective Date for such share split or share combination, as applicable, shall not include shares held in treasury by the Company but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of Subordinate Voting Shares. The Company shall not pay any such dividend or make any such distribution on Subordinate Voting Shares held in treasury by the Company.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 14 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(ii)          Adjustments for certain rights, options and warrants. If the Company shall, at any time or from time to time, while any Perpetual Convertible Preferred Shares are outstanding, issue to all or substantially all holders of Subordinate Voting Shares rights, options or warrants (other than rights issued pursuant to a shareholder rights plan, as to which SECTION 6(e)(iv)(B) and SECTION 6(e)(xii) will apply) entitling such holders, for a period of up to 45 calendar days from the date of issuance of such rights, options or warrants, to subscribe for or purchase Subordinate Voting Shares at a price per share less than the average of the Closing Prices per Subordinate Voting Share (if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, then the then-applicable Conversion Price shall be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the opening of business on the Record Date for such issuance;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date;

OS0 = the number of Subordinate Voting Shares outstanding immediately prior to the close of business on such Record Date;

X = the total number of Subordinate Voting Shares issuable pursuant to such rights, options or warrants; and

Y = the total number of Subordinate Voting Shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Closing Prices per Subordinate Voting Share (if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance.

Any adjustment to the Conversion Price made pursuant to this SECTION 6(e)(ii) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of business on the Record Date for such issuance. In the event that such rights, options or warrants described in this clause (ii) are not so issued, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to issue such rights, options or warrants, to such Conversion Price that would then be in effect if such issuance had not been declared. To the extent that such rights, options or warrants are not exercised prior to their expiration or Subordinate Voting Shares are otherwise not delivered pursuant to such rights, options or warrants upon the exercise of such rights, options or warrants, the Conversion Price shall be readjusted, effective as of the date of such expiration or the date it is determined such shares will not be delivered, as the case may be, to such Conversion Price that would then be in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of Subordinate Voting Shares actually delivered.

In determining whether any rights, options or warrants entitle the holders thereof to subscribe for or purchase Subordinate Voting Shares at less than the average of the Closing Prices per Subordinate Voting Share (if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate price payable to exercise such rights, options or warrants, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

For the purposes of this SECTION 6(e)(ii), the number of Subordinate Voting Shares at the time outstanding shall not include shares held in treasury by the Company but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of Subordinate Voting Shares. The Company shall not issue any such rights, options or warrants in respect of Subordinate Voting Shares held in treasury by the Company.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 15 of 50

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(iii)           Adjustments for Payment of Cash Dividends. If the Company makes a dividend or distribution consisting exclusively of cash to all or substantially all holders of Subordinate Voting Shares (excluding (1) any regular quarterly dividend that does not exceed US$0.01 per Subordinate Voting Share (“Dividend Threshold Amount”), (2) any cash that is distributed in, and will constitute Reference Property as a result of, a Capital Reorganization in exchange for Subordinate Voting Shares and (3) any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company), then the Conversion Price shall be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the close of business on the Record Date for such dividend or distribution;

CP1 = the Conversion Price in effect immediately after the close of business on the Record Date for such dividend or distribution;

SP0 = the average of the Closing Prices per Subordinate Voting Share (if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date for such dividend or distribution;

T = the Dividend Threshold Amount; provided that if the dividend or distribution is not a regular quarterly cash dividend, the Dividend Threshold Amount shall be deemed to be zero; and

C = the amount in cash per share the Company distributes to holders of Subordinate Voting Shares.

The Dividend Threshold Amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the Conversion Price is adjusted, but no adjustment shall be made to the Dividend Threshold Amount for any adjustment made to the Conversion Price pursuant to this SECTION 6(e)(iii).

Any adjustment to the Conversion Price made pursuant to this SECTION 6(e)(iii) shall become effective immediately after the close of business on the Record Date for such dividend or distribution.

If any dividend or distribution of the type described in this SECTION 6(e)(iii) is declared but not so paid or made, the Conversion Price shall again be adjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Conversion Price which would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing decrease, each holder of Perpetual Convertible Preferred Shares shall receive at the same time and upon the same terms as holders of Subordinate Voting Shares, the amount of cash as a dividend on the Perpetual Convertible Preferred Shares that such holder would have received if such holder owned a number of Subordinate Voting Shares at the Conversion Price in effect immediately prior to the close of business on the Record Date for such cash dividend or distribution.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 16 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(iv)	Adjustments for certain distributions.

(A)  If the Company shall, at any time and from time to time while any Perpetual Convertible Preferred Shares are outstanding, distribute to all or substantially all holders of the Subordinate Voting Shares any shares of Capital Stock (other than Subordinate Voting Shares), evidences of the Company’s indebtedness, assets or rights, options or warrants to acquire Capital Stock, indebtedness or assets (excluding (1) any dividend or distribution (including share splits or share combinations) as to which an adjustment was effected pursuant to SECTION 6(e)(i), (2) any rights, options or warrants as to which an adjustment was effected pursuant to Section 6(e)(ii), (3) except as otherwise described in SECTION 6(e)(xiii), rights issued pursuant to any shareholder rights plan of the Company then in effect, (4) any dividend or distribution described in SECTION 6(e)(iii), (5) distributions of Reference Property in a transaction described in SECTION 6(e)(vi) and (6) any Spin-Off to which the provisions set forth in SECTION 6(e)(iv)(B) shall apply, then the applicable Conversion Price will be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the close of business on the Record Date for such dividend or distribution;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date;

SP0 = the average of the Closing Prices per Subordinate Voting Share for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date for such dividend or distribution; and

FMV = the Fair Market Value on such Record Date of the shares, evidences of indebtedness, assets or rights, options or warrants so distributed, expressed as an amount per Subordinate Voting Share.

Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing decrease, each holder of Perpetual Convertible Preferred Shares shall receive at the same time and upon the same terms as holders of Subordinate Voting Shares, the kind and amount of the Company’s shares, evidences of indebtedness, assets or rights, options or warrants that such holder would have received if such holder owned a number of Subordinate Voting Shares at the Conversion Price in effect immediately prior to the close of business on the Record Date for such dividend or distribution.

Any adjustment to the Conversion Price made pursuant to this SECTION 6(e)(iv)(A) shall become effective immediately after the close of business on the Record Date for such dividend or distribution. In the event that such distribution described in this SECTION 6(e)(iv)(A) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been announced.

(B) In a Spin-Off, the Conversion Price will be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the open of business on the Ex-Date for the Spin-Off;

CP1 = the Conversion Price in effect immediately after the open of business on the Ex-Date for the Spin-Off;

FMV0 = the average of the Closing Prices (as if references to “Subordinate Voting Shares” therein were references to such shares or similar equity interest distributed to holders of Subordinate Voting Shares) of the shares or similar equity interests so distributed applicable to one Subordinate Voting Share for the 10 consecutive Trading Day period commencing on, and including, the Ex-Date for the Spin-Off (the “Valuation Period”); and

MP0 = the average of the Closing Prices per Subordinate Voting Share for the Valuation Period.

Any adjustment made pursuant to this clause (vi)(B) will be calculated immediately after the close of business on the last Trading Day of the Valuation Period but shall be given effect as of immediately after the open of business on the Ex-Date for the Spin-Off; provided that, if any Conversion Date occurs during the Valuation Period, the Company shall, to the extent necessary, delay any settlement of such conversion until the second Business Day after the last day of the Valuation Period. In the event that such distribution described in this clause (vi)(B) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such distribution, to the Conversion Price that would then be in effect if such distribution had not been announced. The Company shall not make any such dividend or distribution on Subordinate Voting Shares held in treasury by the Company.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 17 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(v)           Tender Offers or Exchange Offers. If the Company or any of its Subsidiaries successfully completes a tender offer or exchange offer for Subordinate Voting Shares (other than a normal course issuer bid under applicable Canadian securities laws) where the cash and the value of any other consideration included in the payment per Subordinate Voting Share validly tendered or exchanged exceeds the average of the Closing Prices per Subordinate Voting Share for the 10 consecutive Trading Day period (the “Averaging Period”) commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer (the “Tender Offer Expiration Date”), then the Conversion Price will be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the close of business on the Tender Offer Expiration Date;

CP1 = the Conversion Price in effect immediately after the close of business on the Tender Offer Expiration Date;

SP0 = the average of the Closing Prices per Subordinate Voting Share over the Averaging Period;

OS0 = the number of Subordinate Voting Shares outstanding immediately prior to the Tender Offer Expiration Date, prior to giving effect to the purchase of any shares accepted for purchase or exchange in such tender offer or exchange offer;

AC = the aggregate value of all cash and the Fair Market Value (as determined by the Board of Directors) on the Tender Offer Expiration Date of any other consideration paid or payable for Subordinate Voting Shares acquired pursuant to such tender offer or exchange offer; and

OS1 = the number of Subordinate Voting Shares outstanding immediately after the Tender Offer Expiration Date, after giving effect to the purchase of all shares accepted for purchase or exchange in such tender offer or exchange offer.

The Conversion Price will in no event be adjusted up pursuant to this SECTION 6(e)(v), except to the extent provided in the last sentence of this paragraph. Any adjustment to the Conversion Price pursuant to this SECTION 6(e)(v) will be calculated as of the close of business on the last Trading Day of the Averaging Period, but shall be given effect immediately after the close of business on the Tender Offer Expiration Date; provided that, if any Conversion Date occurs during the Averaging Period, the Company shall, if necessary, delay any settlement of such conversion until the second Business Day after the last day of the Averaging Period. If the Company or one of its Subsidiaries is obligated to purchase Subordinate Voting Shares pursuant to any such tender or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall be readjusted to be such Conversion Price that would then be in effect if such tender or exchange offer had not been made.

(vi)       Capital Reorganization Events. In the case of:

(A) any consolidation, amalgamation or merger of the Company with or into another Person (other than a merger, amalgamation or consolidation in which the Company is the continuing or surviving corporation and in which the Subordinate Voting Shares outstanding immediately prior to the merger, amalgamation or consolidation are not exchanged for cash, securities or other property of the Company or another Person);

(B) any direct or indirect sale, lease, assignment, transfer or conveyance of all or substantially all of the Company’s consolidated property or assets;

(C) any reclassification of Subordinate Voting Shares into securities, including securities other than the Subordinate Voting Shares (other than changes in par value, if any, or resulting from a subdivision or combination); or

(D) any statutory exchange of securities of the Company with another Person (other than in connection with a merger or acquisition);

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 18 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

in each case, as a result of which the Subordinate Voting Shares would be converted into, or exchanged for, securities, cash or other property (each, a “Capital Reorganization”), then, at and after the effective time of such Capital Reorganization, the right to exchange each Perpetual Convertible Preferred Share shall be changed into a right to exchange such share into the kind and amount of shares, cash, other securities or other property or assets (or any combination thereof) that a holder of a number of Subordinate Voting Shares equal to the Conversion Amount (with respect to such Perpetual Convertible Preferred Share) immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the “Reference Property”, with each unit of Reference Property being the kind and amount of Reference Property that a holder of one Subordinate Voting Share would have received in such Capital Reorganization).

Prior to or at the effective time of such Capital Reorganization, the Company or the successor or purchasing person, as the case may be, shall execute and deliver such supplemental instruments, if any, as the Company reasonably determines are necessary or desirable to (1) provide for subsequent adjustments to the Conversion Price pursuant to SECTION 6(e) in a manner consistent with this SECTION 6(e)(vi) (including giving effect, in the Company’s reasonable discretion, to the Dividend Threshold Amount in a manner that preserves the economic interests of the holders); and (2) give effect to such other provisions, if any, as the Company reasonably determines are appropriate to preserve the economic interests of the holders. If the Reference Property includes shares of stock or other securities or assets of a person other than such successor person, then such other person will also execute such supplemental instrument(s) and such supplemental instrument(s) will contain such additional provisions, if any, that the Company reasonably determines are appropriate to preserve the economic interests of holders.

In each case, if a Capital Reorganization causes the Subordinate Voting Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Perpetual Convertible Preferred Shares will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Subordinate Voting Shares. The Company shall notify the holders of the Perpetual Convertible Preferred Shares of such weighted average as soon as practicable after such determination is made.

For these purposes, the Closing Price of any unit of Reference Property or portion thereof that does not consist of a class of securities will be the fair value of such unit of Reference Property Unit or portion thereof, as applicable, determined in good faith by the Company (or, in the case of cash denominated in U.S. dollars, the face amount thereof).

None of the foregoing provisions shall affect (x) the right of a holder of Perpetual Convertible Preferred Shares to convert its Perpetual Convertible Preferred Shares (1) into Subordinate Voting Shares prior to the effective time of such Capital Reorganization or (2) into Subordinate Voting Shares or Reference Property, as applicable, following the effective time of such Capital Reorganization, in any case pursuant to SECTION 6(a), or, (y) if the event constituting a Capital Reorganization is also a Change of Control, the obligation of the Company to redeem the Perpetual Convertible Preferred Shares in connection with such transaction pursuant to SECTION 5. The provisions of this SECTION 6(e)(vi) shall similarly apply to successive Capital Reorganization events. This SECTION 6(e)(vi) shall not apply to any share split or combination to which SECTION 6(e)(i) is applicable or to a Liquidation Event.

(vii)          The Company shall not enter into any agreement for a transaction constituting a Capital Reorganization unless its terms are consistent with SECTION 6(e)(vi).

(viii)          Minimum Adjustment. Notwithstanding the foregoing, the Conversion Price will not be reduced if the amount of such reduction would be an amount less than US$0.01, but any such amount will be carried forward and reduction with respect thereto will be made (1) at the time that such amount, together with any subsequent amounts so carried forward, aggregates to US$0.01 or more; (2) upon the Conversion Date of any Perpetual Convertible Preferred Share; (3) upon the date a Change of Control occurs; and (4) upon the date the Company sends any notice of redemption pursuant to SECTION 5.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 19 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(ix)           When No Adjustment Required. Notwithstanding anything herein to the contrary, no adjustment to the Conversion Price need be made:

(A) upon the issuance of any Subordinate Voting Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Subordinate Voting Shares under any plan;

(B) upon the repurchase of any Subordinate Voting Shares pursuant to the trust or escrow arrangement entered into on behalf of the legacy option holders before the Original Issuance Date;

(C) upon the issuance of any Subordinate Voting Shares in accordance with the terms of the Company’s Multiple Voting Shares;

(D) upon the issuance of any Subordinate Voting Shares or rights, options, restricted share units, warrants or similar securities to purchase those shares pursuant to any present or future employee, director or consultant benefit or incentive plan or program of or assumed by the Company or any of its Subsidiaries;

(E) upon the repurchase of any Subordinate Voting Shares pursuant to an open market share repurchase program or other buy-back transaction, including structured or derivative transactions, that is not a tender offer or exchange offer of the nature described in SECTION 6(e)(v);

(F) for the sale or issuance of Subordinate Voting Shares, or securities convertible into or exercisable for Subordinate Voting Shares, for cash, including at a price per share less than the Fair Market Value thereof or otherwise or in an acquisition, except as described in one of SECTION 6(e)(i) through SECTION 6(e)(v) above;

(G) for a third-party tender offer;

(H) upon the issuance of any Subordinate Voting Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Original Issuance Date; or

(I) for any other issuance of Subordinate Voting Shares or any securities convertible into or exchangeable for Subordinate Voting Shares or the right to purchase Subordinate Voting Shares or such convertible or exchangeable securities, except as described above or below.

(x)           Rules of Calculation. All calculations will be made to the nearest one-hundredth of a cent or to the nearest one-ten thousandth of a share. Except as explicitly provided herein, the number of Subordinate Voting Shares outstanding will be calculated on the basis of the number of issued and outstanding Subordinate Voting Shares.

(xi)           Waiver. Notwithstanding anything in this SECTION 6(e) to the contrary, no adjustment need be made to the Conversion Price for any event with respect to which an adjustment would otherwise be required pursuant to this SECTION 6(e) if the Company receives, prior to the effective time of the adjustment to the Conversion Price, written notice from the holders representing at least a majority of the then outstanding Perpetual Convertible Preferred Shares that no adjustment is to be made as the result of a particular issuance of Subordinate Voting Shares or other dividend or other distribution on Subordinate Voting Shares. This waiver will be limited in scope and will not be valid for any issuance of Subordinate Voting Shares or other dividend or other distribution on Subordinate Voting Shares or any other event not specifically provided for in such notice.

(xii)           Shareholder Rights Plans. To the extent that the Company has a rights plan in effect with respect to the Subordinate Voting Shares on any Conversion Date, Holders shall receive, in addition to the Subordinate Voting Shares, the rights under the rights plan, unless, prior to such Conversion Date, the rights have separated from the Subordinate Voting Shares, in which case the Conversion Price shall be adjusted at the time of separation as if the Company made a distribution to all holders of the Subordinate Voting Shares as described in SECTION 6(e)(iv)(A), subject to readjustment in the event of the expiration, termination or redemption of such rights.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 20 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(xiii)           Reservation of Shares. For the purpose of effecting the conversion of Perpetual Convertible Preferred Shares, the Company shall at all times reserve and keep available, free from any preemptive rights, out of its treasury or authorized but unissued Subordinate Voting Shares the full number of Subordinate Voting Shares deliverable upon the conversion of all outstanding Perpetual Convertible Preferred Shares after taking into account any adjustments to the Conversion Price from time to time pursuant to the terms of this SECTION 6 and any increases to the Liquidation Preference from time to time and assuming for the purposes of this calculation that all outstanding Perpetual Convertible Preferred Shares are held by one holder. All Subordinate Voting Shares delivered upon conversion of Perpetual Convertible Preferred Shares shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, claims, security interests and other encumbrances (other than liens, charges, security interests and other encumbrances created by the holders) and free of preemptive rights. If the Subordinate Voting Shares are then listed on any securities exchange, or quoted on any inter-dealer quotation system, then the Company will cause each such Subordinate Voting Share, when so delivered, to be admitted for listing on such exchange or quotation on such system.

(xiv)           Successive Adjustments. For the avoidance of doubt, after an adjustment to the Conversion Price under this SECTION 6, any subsequent event requiring an adjustment under this SECTION 6 shall cause an adjustment to such Conversion Price as so adjusted.

(f)           Certificate of Adjustments. Promptly upon the occurrence of any event requiring an adjustment or readjustment of the Conversion Price pursuant to this SECTION 6, the Company shall compute such adjustment or readjustment in accordance with the terms hereof and, within five (5) Business Days of such event, provide to each holder of Perpetual Convertible Preferred Shares a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a brief description of the transaction or other event and the effective time of such adjustment. The Company shall, upon the reasonable written request of any holder of Perpetual Convertible Preferred Shares, furnish to such holder (i) the calculation of such adjustments and readjustments in reasonable detail, (ii) the Conversion Price then in effect, and (iii) the number of Subordinate Voting Shares and the amount, if any, of share capital, other securities or other property (including, but not limited to, cash and evidences of indebtedness) which then would be received upon the conversion of Perpetual Convertible Preferred Shares.

SECTION 7. Additional Definitions. For purposes of these Perpetual Preferred Share Provisions, the following terms shall have the following meanings:

(a)             “Board of Directors” means the board of directors of the Company, as constituted from time to time, or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

(b)             “Business Day” means any day which is not a Saturday, a Sunday or a day on which the principal commercial banks located in the City of Toronto, Ontario or New York, New York are not open for business during normal banking hours.

(c)             “Capital Stock” of any person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case however designated, the equity of such person.

(d)             “Change of Control” means any of the following events:

(i)              (x) any “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, any of its Subsidiaries, any of the Company’s and its Subsidiaries’ employee benefit plans, or any Existing Holder files a Schedule TO or any other schedule, form or report under the Exchange Act or National Instrument 55-104—Insider Reporting Requirements and Exemptions (“NI 55-104”) disclosing that such person or group has become the direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act or NI 55-104, as applicable) of the Subordinate Voting Shares representing more than 50% of the voting power of the Subordinate Voting Shares or (y) the Principal Investors have become, collectively, the direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act or NI 55-104, as applicable) of the Subordinate Voting Shares representing more than 60% of the voting power of the Subordinate Voting Shares;

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 21 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(ii)             the consummation of (A) any recapitalization, reclassification or change of the Subordinate Voting Shares (other than changes resulting from a subdivision or combination) as a result of which the Subordinate Voting Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of the Company pursuant to which the Subordinate Voting Shares will be converted into cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any person or persons other than one of the Company’s Wholly Owned Subsidiaries; provided, however, that any merger, consolidation, share exchange or combination of the Company pursuant to which the persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Company’s common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Change of Control pursuant to this clause (ii);

(iii)           the Subordinate Voting Shares cease to be listed on any of the Toronto Stock Exchange, The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors); or

(iv)           the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company.

A transaction or transactions described in clauses (i) or (ii) above shall not constitute a Change of Control, however, if (i) at least 90% of the consideration received or to be received by the holders of the Subordinate Voting Shares (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in connection with such transaction or transactions consists of shares of common stock that are listed or quoted on any of the Toronto Stock Exchange, The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors) (or any of their respective successors), or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions, and (ii) and as a result of such transaction or transactions such consideration becomes the consideration deliverable upon conversion of the Perpetual Convertible Preferred Shares, if applicable, excluding cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights.

(e)           “close of business” means 5:00 p.m., Toronto time.

(f)             “Closing Price” means, with respect to any security on any date, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the national stock exchange or automated inter-dealer quotation system upon which such security is listed or quoted (or, if such security are not listed and posted for trading on a national stock exchange or automated inter-dealer quotation system, such other over-the-counter market on which such security may be listed or quoted). If such securities are not so listed or quoted, the Closing Price will be the average of the mid-point of the last bid and ask prices for such security on the relevant date from each of at least two recognized independent investment banking firms selected by the Company for this purpose. For purposes of these Perpetual Preferred Share Provisions, all references herein to the “Closing Price” of the Subordinate Voting Shares on the Exchange shall be such closing sale price as reflected on the website of the Exchange. If the date of determination is not a Trading Day, then such determination shall be made as of the last Trading Day prior to such date.

(g)             “Company” means GFL Environmental Inc., a corporation governed by the Business Corporations Act (Ontario).

(h)             “Conversion Date” means the effective date of a conversion of Perpetual Convertible Preferred Shares to Subordinate Voting Shares, being (i) in the case of a conversion pursuant to SECTION 6(a), the date on which the Company shall have received such certificates, if any, together with such notice and such other information or documents as may be required by the Company or its transfer agent, and (ii) in the case of a conversion pursuant to SECTION 6(b)(i), the date specified by the Company that is ten (10) Business Days following the date of such notice.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 22 of 50

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(i)              “Current Market Price” of Subordinate Voting Shares on any date means the volume-weighted average of the Closing Prices (or if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) per Subordinate Voting Share for each of the ten (10) consecutive Trading Days ending on the earlier of the day in question and the day before the Ex-Date or the day before the date of a Quarterly Redemption Notice with respect to the issuance or distribution requiring such computation.

(j)              “DRS” means the direct registration system managed by the Company’s transfer agent.

(k)             “Effective Date” means the first date on which the Subordinate Voting Shares trade on the Exchange, regular way, reflecting the relevant share split or share combination, as applicable.

(l)              “Ex-Date” when used with respect to any issuance, dividend or distribution, means the first date on which the Subordinate Voting Shares (or other applicable security) trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution in question from the Company or, if applicable, from the seller of the Subordinate Voting Shares (or other applicable security) on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market. For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Subordinate Voting Shares under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

(m)           “Exchange” means any United States or Canadian national stock exchange or automated inter-dealer quotation system upon which the Subordinate Voting Shares are listed or quoted, provided that if the Subordinate Voting Shares are dual listed on both a United States national stock exchange and a Canadian national stock exchange the United States national stock exchange shall be the Exchange; as of the date hereof, the Exchange for the Subordinate Voting Shares is the New York Stock Exchange.

(n)             “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any statute successor thereto, in each case as amended from time to time, together with the rules and regulations promulgated thereunder.

(o)             “Existing Holder” means each of the Principal Investors; provided that no such Principal Investor shall constitute an Existing Holder if all such Principal Investors, collectively, have, directly or indirectly, beneficial ownership of more than 70% of the total voting power in the aggregate of all classes of Capital Stock then outstanding entitled to vote generally in the elections of the Company’s directors.

(p)             “Fair Market Value” of the Subordinate Voting Shares or any other security, property or assets means the fair market value thereof as reasonably determined in good faith by the Board of Directors, which determination must be set forth in a written resolution of the Board of Directors, in accordance with the following rules:

(i)              for Subordinate Voting Shares, provided the Subordinate Voting Shares are traded or quoted on any United States or Canadian national stock exchange or automated inter-dealer quotation system, the Current Market Price;

(ii)             for any security other than Subordinate Voting Shares that are traded or quoted on any United States or Canadian national stock exchange or automated inter-dealer quotation system, the Fair Market Value will be the average of the Closing Prices of such security on such national stock exchange or automated inter-dealer quotation system over a ten (10) consecutive Trading Day period, ending on the Trading Day immediately prior to the date of determination; and

(iii)           for any other property or assets, the Fair Market Value shall be determined by the Board of Directors, with advice from an investment bank recognized nationally in Canada or the United States, as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act.

(q)             “hereof”, “herein” and “hereunder” and words of similar import refer to these Perpetual Preferred Share Provisions as a whole and not merely to any particular clause, provision, section or subsection.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 23 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(r)             “Liquidity Conditions” will be satisfied with respect to a conversion in connection with SECTION 6(b) or a redemption in connection with SECTION 5(c) if:

(i)              each Subordinate Voting Share to be issued in connection with such conversion or that may be issued in connection with such redemption will, when issued, be listed and admitted for trading, without suspension or material limitation on trading, on any of the Toronto Stock Exchange, The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors); and

(ii)             the issuance of such Subordinate Voting Shares is permitted by the applicable listing standards of The New York Stock Exchange.

(s)             “Market Disruption Event” means (i) a failure by the Exchange to open for trading during its regular trading session or (ii) the occurrence or existence for more than one half hour period in the aggregate on any scheduled Trading Day for the Subordinate Voting Shares (or any other security for which a Closing Price must be determined) of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Exchange, or otherwise) in the Subordinate Voting Shares (or such other security) or in any options, contracts or future contracts relating to the Subordinate Voting Shares (or such other security), and such suspension or limitation occurs or exists at any time before 1:00 p.m. (Toronto time) on such day.

(t)            “Multiple Voting Shares” means the multiple voting shares in the capital of the Company.

(u)            “open of business” means 9:00 a.m., Toronto time.

(v)            “Original Issuance Date” means October 1, 2020.

(w)            “Original Purchase Price” means US$21.00 per Perpetual Convertible Preferred Share.

(x)            “person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government, any agency or political subdivisions thereof.

(y)             “Principal Investor” means (i) each of (a) BC Partners Advisors L.P. and its Affiliates (including BC European Capital X LP and the other funds, partnerships or other vehicles managed, advised or controlled thereby, together with any entity (directly or indirectly) wholly owned by any such fund, partnership or vehicle, but not including, however, any portfolio operating company of the foregoing) and (b) Patrick Dovigi and his Affiliates and (ii) any successor of any Person identified in clause (i). For purposes of this definition, a Person (first person) is considered to control another Person (second person) if: (a) the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation; (b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or (c) the second person is a limited partnership and the general partner of the limited partnership is the first person.

(z)             “Record Date” means, when used with respect to any dividend, distribution or other transaction or event in which the holders of the Subordinate Voting Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Subordinate Voting Shares (or other applicable security) are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Subordinate Voting Shares (or other applicable security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 24 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(aa)          “share capital” means any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of capital, partnership interests (whether general or limited) or equivalent ownership interests in or issued by such person, and with respect to the Company includes, without limitation, any and all Subordinate Voting Shares and the Perpetual Convertible Preferred Shares.

(bb)         “Spin-Off” means the Company makes a dividend or distribution to all or substantially all holders of Subordinate Voting Shares consisting of Capital Stock of, or similar equity interests in, or relating to, a subsidiary or other business unit of the Company that, upon issuance, will be traded on a U.S. or Canadian national securities exchange.

(cc)         “Subordinate Voting Shares” means the subordinate voting shares in the capital of the Company.

(dd)         “Subsidiary” of any person means any corporation or other entity of which a majority of the Capital Stock having ordinary voting power to vote in the election of the board of directors or other Persons performing similar functions of such corporation or other entity is at the time directly or indirectly owned or controlled by such person.

(ee)         “Trading Day” means any date on which (i) there is no Market Disruption Event and (ii) the Exchange is open for trading or, if the Subordinate Voting Shares are not so listed, admitted for trading or quoted, any Business Day. A Trading Day only includes those days that have a scheduled closing time of 4:00 p.m. (New York time) or the then standard closing time for regular trading on the relevant Exchange.

(ff)           “Wholly Owned Subsidiary” means, with respect to any person, any Subsidiary of such person, except that, solely for the purposes of this definition, the reference to “a majority of the Capital Stock” in the definition of “Subsidiary” shall be deemed replaced by a reference to “all of the Capital Stock”.

(gg)          “USD Equivalent Amount” means on any date with respect to the specified amount of Canadian dollars the U.S. dollar equivalent amount after giving effect to the conversion of Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate (as quoted or published from time to time by the Bank of Canada) on that date. If such rate cannot be determined as provided in the immediately preceding sentence on such date (which, for the purpose of this definition, will be deemed to be the “Affected Day”), then the USD Equivalent Amount for such date will be determined mutatis mutandis but with respect to the immediately preceding day on which such rate can be so determined; provided, however, that, if such immediately preceding day is before the fifth (5th) day before such Affected Day, or, if such rate cannot be so determined, then the USD Equivalent Amount will be determined in such other manner as prescribed in good faith by an independent financial institution or advisor with appropriate expertise selected by the Company for such purpose.

(hh)         Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Accretion Rate	SECTION 1(b)

Change of Control	SECTION 5(b)(i)

Conversion Amount	SECTION 6(a)

Conversion Price	SECTION 6(a)

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 25 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

Term	Section

Perpetual Convertible Preferred Shares	Recitals

Liquidation Preference	SECTION 1(b)

Quarterly Compounding Date	SECTION 1(b)

Quarterly Redemption Date	SECTION 5(c)(i)

Quarterly Redemption Notice	SECTION 5(c)(i)

Quarterly Redemption Price	SECTION 5(c)(i)

Redemption Date	SECTION 5(b)(i)

Redemption Notice	SECTION 5(b)(i)

Redemption Price	SECTION 5(b)(i)

Reference Property	SECTION 6(e)(v)

Valuation Period	SECTION 6(e)(iv)(B)

(ii)             The expression “ranking senior to”, “ranking junior to” and similar expressions refer to the order of priority in the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company among its shareholders, in each case for the purposes of winding up its affairs, in the payment of dividends or upon redemption.

(jj)             If any day on which any action is required to be taken by the Company is not a Business Day, then such action may be taken on or by the next succeeding day that is a Business Day.

SECTION 8. Miscellaneous. For purposes of these Perpetual Preferred Share Provisions, the following provisions shall apply:

(a)         Withholding Tax. Notwithstanding any other provision of these Perpetual Preferred Share Provisions, the Company may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these Perpetual Preferred Share Provisions any amounts required (or permitted, in the event that the Perpetual Convertible Preferred Shares are or become “taxable Canadian property” at any relevant time for purposes of the Income Tax Act (Canada)) by applicable law to be deducted or withheld from any such payment, distribution, issuance or delivery and the Company will timely remit any such amounts to the relevant tax authority as required, and will provide evidence thereof reasonably acceptable to the affected holder(s) of Perpetual Convertible Preferred Shares. All such remitted amounts shall be treated as having been paid to the relevant holder(s). If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these Perpetual Preferred Share Provisions is less than the amount that the Company is so required (or permitted, in the event that the Perpetual Convertible Preferred Shares are or become “taxable Canadian property” at any relevant time for purposes of the Income Tax Act (Canada)) to deduct or withhold, the Company shall be permitted to deduct and withhold from any noncash payment, distribution, issuance or delivery to be made pursuant to these Perpetual Preferred Share Provisions any amounts required (or permitted, in the event that the Perpetual Convertible Preferred Shares are or become “taxable Canadian property” at any relevant time for purposes of the Income Tax Act (Canada)) by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. In the event that the Perpetual Convertible Preferred Shares are or become “taxable Canadian property” at any relevant time for purposes of the Income Tax Act (Canada), the parties will co-operate with one another to minimize the amount of any withholding or deduction permitted to be made.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 26 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(b)             Wire or Electronic Transfer of Funds. Notwithstanding any other right, privilege, restriction or condition attaching to the Perpetual Convertible Preferred Shares, the Company may, at its option, make any payment due to registered holders of Perpetual Convertible Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Company shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Company that a payment is to be made by way of a wire or electronic transfer of funds, the Company shall provide a notice to the applicable registered holders of Perpetual Convertible Preferred Shares at their respective addresses appearing on the books of the Company. Such notice shall request that each applicable registered holder of Perpetual Convertible Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada or the United States to which the wire or electronic transfer of funds shall be directed. If the Company does not receive account particulars from a registered holder of Perpetual Convertible Preferred Shares prior to the date such payment is to be made, the Company shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder.

(c)             Amendments. The provisions attaching to the Perpetual Convertible Preferred Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Business Corporations Act (Ontario).

(d)             U.S. Currency. Unless otherwise stated, all references herein to sums of money are expressed in lawful money of the United States.

(e)             Transfers. No Perpetual Convertible Preferred Share may be transferred, sold, assigned, pledged, hypothecated or exchanged by a holder thereof, except (i) in accordance with the provisions of that certain Subscription Agreement by and among the Company and the Purchasers party thereto, dated as of August 12, 2020, as amended, restated or revised from time to time or (ii) with the prior written consent of the Company as evidenced by a written resolution of the Board of Directors. For greater certainty, nothing in this SECTION 8(e) shall restrict the transfer, sale, assignment, pledge, hypothecation or exchange of any Subordinate Voting Shares issued upon the conversion or redemption of the Perpetual Convertible Preferred Shares.

(f)             Uncertificated Shares. The Perpetual Convertible Preferred Shares may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated Perpetual Convertible Preferred Shares, as applicable, the Company shall send to the registered owner thereof a DRS statement or DRS advice in respect of such uncertificated Perpetual Convertible Preferred Shares.

(g)             Tax Characterization. Notwithstanding anything to the contrary in these Perpetual Preferred Share Provisions, for U.S. federal and other applicable state and local income tax purposes, it is intended that the Perpetual Convertible Preferred Shares will not be treated as “preferred stock” within the meaning of Section 305(b)(4) of the Internal Revenue Code of 1986, as amended and Treasury Regulations Section 1.305-5(a). The Company will not and will cause its subsidiaries not to, take any positions or actions inconsistent with, the foregoing treatment.

(h)             Specified Amount. The amount specified in respect of each Perpetual Convertible Preferred Share for the purposes of subsection 191(4) of the Income Tax Act (Canada) is an amount equal to $21.00.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 27 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

PROVISIONS ATTACHING TO THE

SERIES B PERPETUAL CONVERTIBLE PREFERRED SHARES

In addition to the rights, privileges, restrictions and conditions attaching to the preferred shares as a class, the Series B Perpetual Convertible Preferred Shares shall have the following rights, privileges, restrictions and conditions (the “Series B Perpetual Preferred Share Provisions”). Capitalized terms not defined where used shall have the meanings ascribed to such terms in SECTION 7.

SECTION 1. Liquidation Preference.

(a)             In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or upon any other return of capital or distribution of the assets of the Company among its shareholders, in each case for the purposes of winding up its affairs (a “Liquidation Event”), each Series B Perpetual Convertible Preferred Share entitles the holder thereof to receive and to be paid out of the assets of the Company available for distribution, before any distribution or payment may be made to a holder of any Subordinate Voting Shares or Multiple Voting Shares or any other shares ranking junior in such liquidation, dissolution or winding up to the Series B Perpetual Convertible Preferred Shares, an amount per Series B Perpetual Convertible Preferred Share equal to the greater of (i) the Liquidation Preference per Series B Perpetual Convertible Preferred Share (as adjusted in accordance with SECTION 1(b)), and (ii) and the amount such holder would have received had they instead converted such Series B Perpetual Convertible Preferred Share in accordance with SECTION 1(c) and SECTION 6(a) (in each case, the “Liquidation Amount”).

(b)             The “Liquidation Preference” per Series B Perpetual Convertible Preferred Share shall initially be equal to the Original Purchase Price. From and after the Original Issuance Date, the Liquidation Preference of each Series B Perpetual Convertible Preferred Share shall automatically increase on a daily basis, on the basis of a 360 day year consisting of twelve 30 day months, as of immediately before the close of business on each such day, at a rate of (i) 6.0% per annum from, and including, the Original Issuance Date to, but excluding, December 17, 2028; (ii) at a rate of 7.0% per annum from, and including, December 17, 2028 to, but excluding, December 17, 2029; (iii) at a rate of 8.0% per annum from, and December 17, 2029; and (iv) at a rate of 13% per annum if the conditions set forth in SECTION 5(b)(ii) are satisfied (as applicable, the “Accretion Rate”) of the then-applicable Liquidation Preference, the amount of which increase shall compound quarterly on each March 31, June 30, September 30 and December 31 (each, a “Quarterly Compounding Date”); provided that if Company elects (or is deemed to elect) to pay the Quarterly Redemption Price for the quarter ending on such Quarterly Compounding Date in cash in accordance with SECTION 5(c), the Accretion Rate for such quarter shall be 5% per annum. The Liquidation Preference shall be proportionally adjusted for any splits, combinations and similar events on the Series B Perpetual Convertible Preferred Shares.

(c)             For greater certainty, prior to any Liquidation Event, each holder of Series B Perpetual Convertible Preferred Shares is entitled pursuant to SECTION 6(a), for a period of ten (10) Business Days following receipt of the written notice of such liquidation, dissolution or winding up, which shall be sent to the holders of the Series B Perpetual Convertible Preferred Shares as soon as practicable, to convert any or all outstanding Series B Perpetual Convertible Preferred Shares held by such holder into, for each Series B Perpetual Convertible Preferred Share held, a number of duly authorized, validly issued, fully paid and non-assessable Subordinate Voting Shares equal to the then-applicable Conversion Amount and, subsequent to such conversion, such holder shall no longer be entitled to receive the Liquidation Preference with respect to any so converted Series B Perpetual Convertible Preferred Shares.

(d)             After payment to the holders of the Series B Perpetual Convertible Preferred Shares of the full amount to which they are entitled in respect of outstanding Series B Perpetual Convertible Preferred Shares pursuant to SECTION 1(a) (which, for greater certainty, have not been converted prior to such payment), such Series B Perpetual Convertible Preferred Shares will have no further right or claim to any of the assets of the Company.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 28 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(e)             In the case of any Liquidation Event, the Liquidation Preference shall be payable to holders of Series B Perpetual Convertible Preferred Shares in cash; provided, however, that to the extent the Company has, having exercised commercial reasonable efforts to make such payment, insufficient cash available to pay the Liquidation Preference in full in cash, the portion of the Liquidation Preference with respect to which the Company has insufficient cash (and the remaining portion of the Liquidation Amount, if and to the extent the Liquidation Amount exceeds the Liquidation Preference) may be paid in property or other assets of the Company. The value of any property or assets not consisting of cash that is distributed by the Company in satisfaction of any portion of the Liquidation Amount will equal the Fair Market Value thereof on the date of distribution.

SECTION 2.     Voting Rights. The holders of the Series B Perpetual Convertible Preferred Shares are entitled to receive notice of, attend and vote (in person or by proxy) at all meetings of the shareholders of the Company, except where holders of another class or series are entitled to vote separately as a class or series as provided in the Business Corporations Act (Ontario), applicable securities laws or the rules of any applicable stock exchange. Except as otherwise required by law, the holders of the Series B Perpetual Convertible Preferred Shares, the Perpetual Convertible Preferred Shares, the Subordinate Voting Shares and the Multiple Voting Shares will vote together as a single class on all matters submitted to a vote of the shareholders of the Company. The Series B Perpetual Convertible Preferred Shares shall confer the right to one (1) vote for each Series B Perpetual Convertible Preferred Share held at all such meetings of shareholders of the Company. The holders of the Series B Perpetual Convertible Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the articles of the Company to: (a) increase or decrease any maximum number of authorized Series B Perpetual Convertible Preferred Shares, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Series B Perpetual Convertible Preferred Shares; or (b) effect an exchange, reclassification or cancellation of the Series B Perpetual Convertible Preferred Shares; or (c) create a new class of shares equal or superior to the Series B Perpetual Convertible Preferred Shares. Each holder of Series B Perpetual Convertible Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of the Company at which such holder is entitled to vote, the number of Series B Perpetual Convertible Preferred Shares equal to the number of whole Subordinate Voting Shares into which such holder’s registered Series B Perpetual Convertible Preferred Shares are convertible pursuant to these share provisions as of the record date for the determination of shareholders entitled to vote at such shareholders meeting or, if no such record date is established, the date such vote is taken or any written resolution of shareholders is solicited. The holders of Series B Perpetual Convertible Preferred Shares will be entitled to notice of all shareholders meetings or proposed actions by written consent as if such holders were holders of Subordinate Voting Shares.

SECTION 3.     Dividends. The holders of Series B Perpetual Convertible Preferred Shares shall be entitled to receive only such dividends on the Series B Perpetual Convertible Preferred Shares, if any, as are expressly declared thereon by the Board of Directors and shall not be entitled to any other dividends. The holders of Series B Perpetual Convertible Preferred Shares shall not have the right to receive any dividends that are declared only with respect to the Subordinate Voting Shares or the Multiple Voting Shares, and nothing in these Series B Perpetual Preferred Share Provisions will restrict the declaration or payment of any dividends on the Subordinate Voting Shares or the Multiple Voting Shares to the exclusion of the Series B Perpetual Convertible Preferred Shares, provided, however, that the Company complies with the provisions of SECTION 6(e)(iii) in respect of an adjustment to the Conversion Price in connection with any such dividend.

SECTION 4.     Purchase for Cancellation. Subject to such provisions of the Business Corporations Act (Ontario) as may be applicable, the Company may at any time or times purchase (if obtainable) for cancellation all or any part of the Series B Perpetual Convertible Preferred Shares outstanding from time to time in one or more negotiated transactions at such price or prices as are determined by the Board of Directors and as may be agreed to with the relevant holders of the Series B Perpetual Convertible Preferred Shares. From and after the date of purchase of any Series B Perpetual Convertible Preferred Shares under the provisions of this SECTION 4, any shares so purchased shall be cancelled.

SECTION 5. Redemption.

(a)    Except as expressly set out in this SECTION 5, the Company may not redeem any of the Series B Perpetual Convertible Preferred Shares.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 29 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(b)

(i)        If a Change of Control occurs, then, the Company may elect, at its sole option, to redeem for cash all (but not less than all) of the then outstanding Series B Perpetual Convertible Preferred Shares on the date (“Redemption Date”) that is twenty (20) Business Days following the effective date of the Change of Control at a price (the “Redemption Price”) per Series B Perpetual Convertible Preferred Share equal to the greater of (i) an amount equal to (a) 105% of the Liquidation Preference as of the Redemption Date if such Change of Control occurs within five (5) years following the Original Issuance Date or (b) 100% of the Liquidation Preference as of the Redemption Date if such Change of Control occurs more than five (5) years after the Original Issuance Date; and (ii) the Fair Market Value of the consideration such holder would have received had such holder converted its Series B Perpetual Convertible Preferred Shares in accordance with SECTION 6(a) with a Conversion Date immediately prior to the effective date of the Change of Control. The Company shall provide written notice (the “Redemption Notice”) of such redemption pursuant to this SECTION 5(b)(i), on the effective date of the Change of Control to the holders of record of the Series B Perpetual Convertible Preferred Shares as they appear in the records of the Company. The Redemption Notice must state: (A) briefly, the events causing such Change of Control; (B) the effective date of such Change of Control; (C) the Redemption Price as of the Redemption Date, and the calculations supporting the specified Redemption Price; (D) the name and address of the transfer agent; (E) that the Series B Perpetual Convertible Preferred Shares may be converted at any time before the Redemption Date; and (F) the procedures a holder must follow to require the Company to convert its Series B Perpetual Convertible Preferred Shares, including the name and address of the place to where the Series B Perpetual Convertible Preferred Shares are to be surrendered for payment of the Redemption Price. The Company shall, on the Redemption Date, pay the applicable Redemption Price, upon surrender of the certificates or DRS statement representing the Series B Perpetual Convertible Preferred Shares to be redeemed. Series B Perpetual Convertible Preferred Shares to be redeemed on the Redemption Date will, from and after such date, no longer be outstanding and the rights, privileges, restrictions and conditions attaching to the Series B Perpetual Convertible Preferred Shares (except the right to receive from the Company the applicable Redemption Price) shall cease and terminate with respect to such shares; provided that in the event that a Series B Perpetual Convertible Preferred Share is not redeemed due to a default in payment by the Company, such Series B Perpetual Convertible Preferred Share will remain outstanding and will be entitled to all rights, privileges, restrictions and conditions attaching to the Series B Perpetual Convertible Preferred Shares as provided herein (including continued increases in Liquidation Preference at the applicable Accretion Rate). For greater certainty, the holders of the Series B Perpetual Convertible Preferred Shares may, at any time prior to the Redemption Date, elect to convert any or all of their Series B Perpetual Convertible Preferred Shares pursuant to SECTION 6(a). To the extent the Series B Perpetual Convertible Preferred Shares are not redeemed or converted in connection with a Change of Control in accordance with this SECTION 5(b)(i), such Series B Perpetual Convertible Preferred Shares shall remain outstanding in accordance with their terms following such Change of Control (subject to any adjustments as may be required pursuant to SECTION 6(e)(v)).

(ii)       In the event that the Company does not elect to redeem for cash all (but not less than all) of the then outstanding Series B Perpetual Convertible Preferred Shares on the Redemption Date pursuant to SECTION 5(b)(i), then the Accretion Rate shall automatically increase to 13% on and after the date on which such Change of Control occurs for purposes of SECTION 1(b)(iv).

(iii)      For greater certainty, if a Change of Control occurs and results (or upon a completion would result) in a Change of Control, then, prior to the Redemption Date, each holder of Series B Perpetual Convertible Preferred Shares is entitled to convert, including prior to the occurrence of the Change of Control and in order to participate therein as a holder of Subordinate Voting Shares, at the option and election of such holder, any or all of the outstanding Series B Perpetual Convertible Preferred Shares held by such holder into Subordinate Voting Shares pursuant to SECTION 6(a).

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 30 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(c)	Quarterly Redemption by the Company.

(i)        On December 31, 2025 and on each Quarterly Compounding Date thereafter (each a “Quarterly Redemption Date”), at the Company’s option and election and upon its compliance with this SECTION 5(c)(i), the Company may redeem, on a pro rata basis if there is more than one holder, such number of the then outstanding Series B Perpetual Convertible Preferred Shares having an aggregate Liquidation Preference equal to the product of: (A) one quarter (1/4) of the applicable Accretion Rate for the quarter ending on the Quarterly Redemption Date, and (B) the aggregate Liquidation Preference of all of the then outstanding Series B Perpetual Convertible Preferred Shares (rounded to the nearest whole number) as of the applicable Quarterly Redemption Date, at a price (the “Quarterly Redemption Price”) per Series B Perpetual Convertible Preferred Share equal to the Liquidation Preference as of the applicable Quarterly Redemption Date. The Quarterly Redemption Price shall be paid, at the election of the Company, in cash or, if the Liquidity Conditions are satisfied, by issuing to the holder(s) such number of duly authorized, validly issued, fully paid and non-assessable Subordinate Voting Shares determined per Series B Perpetual Convertible Preferred Share so redeemed by dividing (i) the Quarterly Redemption Price by (ii) 97% of the Current Market Price of the Subordinate Voting Shares on the date of the applicable Quarterly Redemption Notice. The Company shall provide written notice (the “Quarterly Redemption Notice”) to the holders of record of the Series B Perpetual Convertible Preferred Shares as they appear in the records of the Company pursuant to this SECTION 5(c)(i), on or prior to the fifth (5th) Business Day prior to each Quarterly Redemption Date. The Quarterly Redemption Notice must state: (A) that such Series B Perpetual Convertible Preferred Shares have been called for redemption and, briefly, the quarterly redemption requirement; (B) the applicable Liquidation Preference and Accretion Rate, (C) the number of Series B Perpetual Convertible Preferred Shares to be redeemed on such Quarterly Redemption Date, (D) the Quarterly Redemption Price as of the Quarterly Redemption Date, and the calculations supporting the specified Quarterly Redemption Price, (E) whether the Company elects to pay the Quarterly Redemption Price in cash or in Subordinate Voting Shares, provided if no such election is made, the Company shall have been deemed to have elected cash; (F) that the Series B Perpetual Convertible Preferred Shares may be converted at any time before the Quarterly Redemption Date; (G) the name and address of the transfer agent; and (H) the name and address of the place to where the Series B Perpetual Convertible Preferred Shares are to be surrendered for payment of the Quarterly Redemption Price. The Company shall, on the Quarterly Redemption Date, pay the applicable Quarterly Redemption Price, upon surrender of the certificates or DRS statements representing the Series B Perpetual Convertible Preferred Shares to be redeemed. Series B Perpetual Convertible Preferred Shares to be redeemed on the Quarterly Redemption Date will, from and after such date, no longer be outstanding and the rights, privileges, restrictions and conditions attaching to the Series B Perpetual Convertible Preferred Shares (except the right to receive from the Company the applicable Quarterly Redemption Price) shall cease and terminate with respect to such shares; provided that in the event that a Series B Perpetual Convertible Preferred Share is not redeemed due to a default in payment by the Company, such Series B Perpetual Convertible Preferred Share will remain outstanding and will be entitled to all rights, privileges, restrictions and conditions attaching to the Series B Perpetual Convertible Preferred Shares as provided herein (including continued increases in Liquidation Preference at the applicable Accretion Rate).

(ii)       If the Company elects to pay the Quarterly Redemption Price in Subordinate Voting Shares, no fractional Subordinate Voting Shares will be issued upon the payment of the Quarterly Redemption Price. In lieu of fractional shares, the Company shall, subject to the last sentence hereof, round to the nearest whole number, the number of Subordinate Voting Shares to be issued upon payment of the applicable Quarterly Redemption Price. If more than one Series B Perpetual Convertible Preferred Share is being redeemed at one time by or for the benefit of the same holder, then the number of full Subordinate Voting Shares issuable upon such redemption will be calculated on the basis of the aggregate number of Series B Perpetual Convertible Preferred Shares redeemed by or for the benefit of such holder at such time.

(d)	Optional Redemption by the Company.

(i)        On and after the five (5) year anniversary of the Original Issuance Date, at the Company’s option and election and upon its compliance with this SECTION 5(d)(i), all (but not less than all) of the then outstanding Series B Perpetual Convertible Preferred Shares may be redeemed at a price (the “Optional Redemption Price”) per Series B Perpetual Convertible Preferred Share equal to (a) 105% of the Liquidation Preference as of the Optional Redemption Date if such redemption occurs prior to the six (6) year anniversary of the Original Issuance Date; (b) 103% of the Liquidation Preference as of the Optional Redemption Date if such redemption occurs after the six (6) year anniversary of the Original Issuance Date and prior to the seven (7) year anniversary of the Original Issuance Date; or (c) 100% of the Liquidation Preference as of the Optional Redemption Date if such redemption occurs after the seven (7) year anniversary of the Original Issuance Date. The Company shall provide written notice (the “Optional Redemption Notice”) of such redemption pursuant to this SECTION 5(d), no less than ten (10) days and no more than sixty (60) days prior to the date set for the redemption (the “Optional Redemption Date”) to the holders of record of the Series B Perpetual Convertible Preferred Shares as they appear in the records of the Company. The Optional Redemption Notice must state: (A) that the Series B Perpetual Convertible Preferred Shares have been called for redemption and, briefly, the optional redemption right; (B) the Optional Redemption Price as of the Optional Redemption Date, and the calculations supporting the specified Optional Redemption Price, (C) that the Series B Perpetual Convertible Preferred Shares may be converted at any time before the Optional Redemption Date; (D) the name and address of the transfer agent; and (E) the name and address of the place to where the Series B Perpetual Convertible Preferred Shares are to be surrendered for payment of the Optional Redemption Price. The Company shall, on the Optional Redemption Date, pay the applicable Optional Redemption Price, upon surrender of the certificates or DRS statements representing the Series B Perpetual Convertible Preferred Shares to be redeemed. Series B Perpetual Convertible Preferred Shares to be redeemed on the Optional Redemption Date will, from and after such date, no longer be outstanding and the rights, privileges, restrictions and conditions attaching to the Series B Perpetual Convertible Preferred Shares (except the right to receive from the Company the applicable Optional Redemption Price) shall cease and terminate with respect to such shares; provided that in the event that a Series B Perpetual Convertible Preferred Share is not redeemed due to a default in payment by the Company, such Series B Perpetual Convertible Preferred Share will remain outstanding and will be entitled to all rights, privileges, restrictions and conditions attaching to the Series B Perpetual Convertible Preferred Shares as provided herein (including continued increases in Liquidation Preference at the applicable Accretion Rate). For greater certainty, the holders of the Series B Perpetual Convertible Preferred Shares may, at any time prior to the Optional Redemption Date, elect to convert any or all of their Series B Perpetual Convertible Preferred Shares pursuant to SECTION 6(a).

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 31 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

SECTION 6. Conversion.

Each Series B Perpetual Convertible Preferred Share is convertible into Subordinate Voting Shares as provided in this SECTION 6.

(a)        Conversion at the Option of Holders of Series B Perpetual Convertible Preferred Shares. Each holder of Series B Perpetual Convertible Preferred Shares is entitled to convert, at any time and from time to time, at the option and election of such holder, any or all outstanding Series B Perpetual Convertible Preferred Shares held by such holder into a number of duly authorized, validly issued, fully paid and non-assessable Subordinate Voting Shares equal to the number (the “Conversion Amount”) determined per each Series B Perpetual Convertible Preferred Share so converted by dividing (i) the Liquidation Preference (as adjusted pursuant to SECTION 1(b) to the applicable Conversion Date) for each Series B Perpetual Convertible Preferred Share to be converted by (ii) the Conversion Price (which Conversion Price shall be adjusted from time to time as provided in SECTION 6(e)) in effect on the Conversion Date. The “Conversion Price” is initially US$43.92, as adjusted from time to time as provided in SECTION 6(e). In order to convert the Series B Perpetual Convertible Preferred Shares into Subordinate Voting Shares pursuant to this SECTION 6(a), the holder must surrender the certificates or DRS statements representing such Series B Perpetual Convertible Preferred Shares, accompanied by transfer instruments reasonably satisfactory to the Company, at the office of the Company or its transfer agent for the Series B Perpetual Convertible Preferred Shares (as directed by the Company), together with the prescribed form of written notice, set forth on the Series B Perpetual Convertible Preferred Share certificates or DRS statement, that such holder elects to convert all or such number of shares represented by such certificates or DRS statement as specified therein. Notwithstanding the foregoing, the right of conversion may be exercised as to any portion of such holder’s Series B Perpetual Convertible Preferred Shares from time to time; provided that, in each case, no right of conversion may be exercised by a holder in respect of fewer than 27,322 Series B Perpetual Convertible Preferred Shares (unless such conversion is in respect of all Series B Perpetual Convertible Preferred Shares held by such holder).

(b)	Conversion at the Option of the Company.

(i)        If the Liquidity Conditions are satisfied, on and after the three (3) year anniversary of the Original Issuance Date, at the Company’s option and election and upon its compliance with this SECTION 6(b)(i), all (but not less than all) outstanding Series B Perpetual Convertible Preferred Shares shall be converted into a number of duly authorized, validly issued, fully paid and non-assessable Subordinate Voting Shares equal to the then-applicable Conversion Amount per each Series B Perpetual Convertible Preferred Share so converted, upon written notice by the Company to holders of record of the Series B Perpetual Convertible Preferred Shares as they appear in the records of the Company notifying such holders of the conversion contemplated by this SECTION 6(b)(i), which conversion shall occur on the tenth (10th) Business Day following the date of such notice, which Conversion Date shall be specified in such notice, provided, that such notice may be delivered by the Company (and such Series B Perpetual Convertible Preferred Shares may be converted into Subordinate Voting Shares pursuant to this SECTION 6(b)(i)) only if the Closing Price (or, if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) per Subordinate Voting Share for at least twenty (20) Trading Days during any period of thirty (30) consecutive Trading Days ending on, and including, the Trading Day immediately before the date on which such notice is delivered by the Company was equal to or greater than (x) at least 150% of the Conversion Price if such conversion occurs after the three (3) year anniversary of the Original Issuance Date and prior to the four (4) year anniversary of the Original Issuance Date; (y) at least 140% of the Conversion Price if such conversion occurs after the four (4) year anniversary of the Original Issuance Date and prior to the five (5) year anniversary of the Original Issuance Date; and (z) at least 130% of the Conversion Price if such conversion occurs after the five (5) year anniversary of the Original Issuance Date.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 32 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(ii)       Such notice of conversion at the option of the Company pursuant to SECTION 6(b)(i) must state:

(A)	that the Company has exercised its conversion right pursuant to SECTION 6(b)(i), briefly describing such conversion right;

(B)	the Conversion Date for such conversion and the date scheduled for the settlement of such conversion;

(C)	the name and address of the transfer agent;

(D)	that Series B Perpetual Convertible Preferred Shares subject to conversion pursuant to SECTION 6(b)(i) may be converted earlier at the option of the holders thereof pursuant to SECTION 6(a) at any time before such Conversion Date; and

(E)	the Conversion Price in effect on such Conversion Date.

(c)       Fractional Shares. No fractional Subordinate Voting Shares will be issued upon conversion of the Series B Perpetual Convertible Preferred Shares. In lieu of fractional shares the Company shall, subject to the last sentence hereof, round to the next whole number, the number of Subordinate Voting Shares to be issued upon conversion of the Series B Perpetual Convertible Preferred Shares. If more than one Series B Perpetual Convertible Preferred Share is being converted at one time by or for the benefit of the same holder, then the number of full Subordinate Voting Shares issuable upon conversion will be calculated on the basis of the aggregate number of Series B Perpetual Convertible Preferred Shares converted by or for the benefit of such holder at such time, and if all of the Series B Perpetual Convertible Preferred Shares held by a holder are being converted at the same time, then the number of full Subordinate Voting Shares issuable upon conversion will be calculated on the basis of the aggregate number of Series B Perpetual Convertible Preferred Shares converted by or for the benefit of such holder at such time, with any resulting fractional entitlement being rounded to the nearest whole number.

(d)	Mechanics of Conversion.

(i)           On the second Business Day immediately succeeding the Conversion Date, the Company shall issue and deliver to each holder of Series B Perpetual Convertible Preferred Shares the number of Subordinate Voting Shares to which such holder is entitled in exchange for the certificates or DRS statement formerly representing Series B Perpetual Convertible Preferred Shares. Such conversion will be deemed to have been made on the Conversion Date, and the person entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Subordinate Voting Shares on such Conversion Date. In case fewer than all the Series B Perpetual Convertible Preferred Shares represented by any certificate or DRS statement are to be converted, a new certificate or DRS statement shall be issued representing the unconverted Series B Perpetual Convertible Preferred Shares without cost to the holder thereof, except for any documentary, stamp or similar issue or transfer tax due because any certificates DRS statement for Subordinate Voting Shares or Series B Perpetual Convertible Preferred Shares are registered in a name other than the name of the converting holder. The Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Subordinate Voting Shares upon conversion or due upon the issuance of a new certificate or DRS statement for any Series B Perpetual Convertible Preferred Shares not converted other than any such tax due because Subordinate Voting Shares or a certificate DRS statement for Series B Perpetual Convertible Preferred Shares are issued in a name other than the name of the converting holder, which shall be paid by the converting holder.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 33 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(ii)          From and after the Conversion Date, the Series B Perpetual Convertible Preferred Shares to be converted on such Conversion Date will no longer be outstanding, and all rights and privileges of the holder thereof as a holder of Series B Perpetual Convertible Preferred Shares (except the right to receive from the Company the Subordinate Voting Shares upon conversion) shall cease and terminate with respect to such shares.

(iii)         All Subordinate Voting Shares issued upon conversion of the Series B Perpetual Convertible Preferred Shares will, upon issuance by the Company, be duly and validly issued, as fully paid and non-assessable Subordinate Voting Shares in the capital of the Company.

(e)        Adjustments to Conversion Price.

(i)           Adjustments for issuances of subordinate voting shares, share splits and share combinations. If the Company shall, at any time and from time to time while any Series B Perpetual Convertible Preferred Shares are outstanding, issue Subordinate Voting Shares as a dividend or distribution to all or substantially all holders of its Subordinate Voting Shares or the Company shall effect a share split or share combination of Subordinate Voting Shares into a greater or lesser number of Subordinate Voting Shares (in each case excluding an issuance solely pursuant to a Capital Reorganization, as to which SECTION 6(e)(vi) will apply), then the then-applicable Conversion Price will be adjusted in accordance with the following formula:

where

CP0 = the Conversion Price in effect immediately prior to the close of business on the Record Date for such dividend or distribution or immediately prior to the open of business on the Effective Date for such share split or share combination, as the case may be;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date or immediately after the open of business on such Effective Date, as the case may be;

OS0 = the number of Subordinate Voting Shares outstanding immediately prior to the close of business on such Record Date or immediately prior to the open of business on such Effective Date, as the case may be (in either case, prior to giving effect to such event); and

OS1 = the number of Subordinate Voting Shares that would be outstanding immediately after, and solely as a result of, such dividend, distribution, share split or share combination.

Any adjustment to the Conversion Price made pursuant to this SECTION 6(e)(i) shall become effective immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the Effective Date for such share split or share combination, as the case may be. If any dividend or distribution of the type described in this SECTION 6(e)(i) is declared but not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to make such dividend or distribution, to such Conversion Price that would be in effect if such dividend or distribution had not been declared. For the purposes of this SECTION 6(e)(i), the number of Subordinate Voting Shares outstanding immediately prior to the close of business on the Record Date for such dividend or distribution or the open of business on the Effective Date for such share split or share combination, as applicable, shall not include shares held in treasury by the Company but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of Subordinate Voting Shares. The Company shall not pay any such dividend or make any such distribution on Subordinate Voting Shares held in treasury by the Company.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 34 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(ii)       Adjustments for certain rights, options and warrants. If the Company shall, at any time or from time to time, while any Series B Perpetual Convertible Preferred Shares are outstanding, issue to all or substantially all holders of Subordinate Voting Shares rights, options or warrants (other than rights issued pursuant to a shareholder rights plan, as to which SECTION 6(e)(iv)(B) and SECTION 6(e)(xii) will apply) entitling such holders, for a period of up to 45 calendar days from the date of issuance of such rights, options or warrants, to subscribe for or purchase Subordinate Voting Shares at a price per share less than the average of the Closing Prices per Subordinate Voting Share (if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, then the then-applicable Conversion Price shall be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the opening of business on the Record Date for such issuance;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date;

OS0 = the number of Subordinate Voting Shares outstanding immediately prior to the close of business on such Record Date;

X = the total number of Subordinate Voting Shares issuable pursuant to such rights, options or warrants; and

Y = the total number of Subordinate Voting Shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Closing Prices per Subordinate Voting Share (if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance.

Any adjustment to the Conversion Price made pursuant to this SECTION 6(e)(ii) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of business on the Record Date for such issuance. In the event that such rights, options or warrants described in this clause (ii) are not so issued, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to issue such rights, options or warrants, to such Conversion Price that would then be in effect if such issuance had not been declared. To the extent that such rights, options or warrants are not exercised prior to their expiration or Subordinate Voting Shares are otherwise not delivered pursuant to such rights, options or warrants upon the exercise of such rights, options or warrants, the Conversion Price shall be readjusted, effective as of the date of such expiration or the date it is determined such shares will not be delivered, as the case may be, to such Conversion Price that would then be in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of Subordinate Voting Shares actually delivered.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 35 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

In determining whether any rights, options or warrants entitle the holders thereof to subscribe for or purchase Subordinate Voting Shares at less than the average of the Closing Prices per Subordinate Voting Share (if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate price payable to exercise such rights, options or warrants, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

For the purposes of this SECTION 6(e)(ii), the number of Subordinate Voting Shares at the time outstanding shall not include shares held in treasury by the Company but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of Subordinate Voting Shares. The Company shall not issue any such rights, options or warrants in respect of Subordinate Voting Shares held in treasury by the Company.

(iii)      Adjustments for Payment of Cash Dividends. If the Company makes a dividend or distribution consisting exclusively of cash to all or substantially all holders of Subordinate Voting Shares (excluding (1) any regular quarterly dividend that does not exceed US$0.011 per Subordinate Voting Share (“Dividend Threshold Amount”), (2) any cash that is distributed in, and will constitute Reference Property as a result of, a Capital Reorganization in exchange for Subordinate Voting Shares and (3) any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company), then the Conversion Price shall be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the close of business on the Record Date for such dividend or distribution;

CP1 = the Conversion Price in effect immediately after the close of business on the Record Date for such dividend or distribution;

SP0 = the average of the Closing Prices per Subordinate Voting Share (if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date for such dividend or distribution;

T = the Dividend Threshold Amount; provided that if the dividend or distribution is not a regular quarterly cash dividend, the Dividend Threshold Amount shall be deemed to be zero; and

C = the amount in cash per share the Company distributes to holders of Subordinate Voting Shares.

The Dividend Threshold Amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the Conversion Price is adjusted, but no adjustment shall be made to the Dividend Threshold Amount for any adjustment made to the Conversion Price pursuant to this SECTION 6(e)(iii).

Any adjustment to the Conversion Price made pursuant to this SECTION 6(e)(iii) shall become effective immediately after the close of business on the Record Date for such dividend or distribution.

If any dividend or distribution of the type described in this SECTION 6(e)(iii) is declared but not so paid or made, the Conversion Price shall again be adjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Conversion Price which would then be in effect if such dividend or distribution had not been declared.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 36 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing decrease, each holder of Series B Perpetual Convertible Preferred Shares shall receive at the same time and upon the same terms as holders of Subordinate Voting Shares, the amount of cash as a dividend on the Series B Perpetual Convertible Preferred Shares that such holder would have received if such holder owned a number of Subordinate Voting Shares at the Conversion Price in effect immediately prior to the close of business on the Record Date for such cash dividend or distribution.

(iv)	Adjustments for certain distributions.

(A)  If the Company shall, at any time and from time to time while any Series B Perpetual Convertible Preferred Shares are outstanding, distribute to all or substantially all holders of the Subordinate Voting Shares any shares of Capital Stock (other than Subordinate Voting Shares), evidences of the Company’s indebtedness, assets or rights, options or warrants to acquire Capital Stock, indebtedness or assets (excluding (1) any dividend or distribution (including share splits or share combinations) as to which an adjustment was effected pursuant to SECTION 6(e)(i), (2) any rights, options or warrants as to which an adjustment was effected pursuant to Section 6(e)(ii), (3) except as otherwise described in SECTION 6(e)(xiii), rights issued pursuant to any shareholder rights plan of the Company then in effect, (4) any dividend or distribution described in SECTION 6(e)(iii), (5) distributions of Reference Property in a transaction described in SECTION 6(e)(vi) and (6) any Spin-Off to which the provisions set forth in SECTION 6(e)(iv)(B) shall apply, then the applicable Conversion Price will be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the close of business on the Record Date for such dividend or distribution;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date;

SP0 = the average of the Closing Prices per Subordinate Voting Share for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date for such dividend or distribution; and

FMV = the Fair Market Value on such Record Date of the shares, evidences of indebtedness, assets or rights, options or warrants so distributed, expressed as an amount per Subordinate Voting Share.

Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing decrease, each holder of Series B Perpetual Convertible Preferred Shares shall receive at the same time and upon the same terms as holders of Subordinate Voting Shares, the kind and amount of the Company’s shares, evidences of indebtedness, assets or rights, options or warrants that such holder would have received if such holder owned a number of Subordinate Voting Shares at the Conversion Price in effect immediately prior to the close of business on the Record Date for such dividend or distribution.

Any adjustment to the Conversion Price made pursuant to this SECTION 6(e)(iv)(A) shall become effective immediately after the close of business on the Record Date for such dividend or distribution. In the event that such distribution described in this SECTION 6(e)(iv)(A) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been announced.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 37 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(B) In a Spin-Off, the Conversion Price will be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the open of business on the Ex-Date for the Spin-Off;

CP1 = the Conversion Price in effect immediately after the open of business on the Ex-Date for the Spin-Off;

FMV0 = the average of the Closing Prices (as if references to “Subordinate Voting Shares” therein were references to such shares or similar equity interest distributed to holders of Subordinate Voting Shares) of the shares or similar equity interests so distributed applicable to one Subordinate Voting Share for the 10 consecutive Trading Day period commencing on, and including, the Ex-Date for the Spin-Off (the “Valuation Period”); and

MP0 = the average of the Closing Prices per Subordinate Voting Share for the Valuation Period.

Any adjustment made pursuant to this clause (vi)(B) will be calculated immediately after the close of business on the last Trading Day of the Valuation Period but shall be given effect as of immediately after the open of business on the Ex-Date for the Spin-Off; provided that, if any Conversion Date occurs during the Valuation Period, the Company shall, to the extent necessary, delay any settlement of such conversion until the second Business Day after the last day of the Valuation Period. In the event that such distribution described in this clause (vi)(B) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such distribution, to the Conversion Price that would then be in effect if such distribution had not been announced. The Company shall not make any such dividend or distribution on Subordinate Voting Shares held in treasury by the Company.

(v) Tender Offers or Exchange Offers. If the Company or any of its Subsidiaries successfully completes a tender offer or exchange offer for Subordinate Voting Shares (other than a normal course issuer bid under applicable Canadian securities laws) where the cash and the value of any other consideration included in the payment per Subordinate Voting Share validly tendered or exchanged exceeds the average of the Closing Prices per Subordinate Voting Share for the 10 consecutive Trading Day period (the “Averaging Period”) commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer (the “Tender Offer Expiration Date”), then the Conversion Price will be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the close of business on the Tender Offer Expiration Date;

CP1 = the Conversion Price in effect immediately after the close of business on the Tender Offer Expiration Date;

SP0 = the average of the Closing Prices per Subordinate Voting Share over the Averaging Period;

OS0 = the number of Subordinate Voting Shares outstanding immediately prior to the Tender Offer Expiration Date, prior to giving effect to the purchase of any shares accepted for purchase or exchange in such tender offer or exchange offer;

AC = the aggregate value of all cash and the Fair Market Value (as determined by the Board of Directors) on the Tender Offer Expiration Date of any other consideration paid or payable for Subordinate Voting Shares acquired pursuant to such tender offer or exchange offer; and

OS1 = the number of Subordinate Voting Shares outstanding immediately after the Tender Offer Expiration Date, after giving effect to the purchase of all shares accepted for purchase or exchange in such tender offer or exchange offer.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 38 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

The Conversion Price will in no event be adjusted up pursuant to this SECTION 6(e)(v), except to the extent provided in the last sentence of this paragraph. Any adjustment to the Conversion Price pursuant to this SECTION 6(e)(v) will be calculated as of the close of business on the last Trading Day of the Averaging Period, but shall be given effect immediately after the close of business on the Tender Offer Expiration Date; provided that, if any Conversion Date occurs during the Averaging Period, the Company shall, if necessary, delay any settlement of such conversion until the second Business Day after the last day of the Averaging Period. If the Company or one of its Subsidiaries is obligated to purchase Subordinate Voting Shares pursuant to any such tender or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall be readjusted to be such Conversion Price that would then be in effect if such tender or exchange offer had not been made.

(vi)      Capital Reorganization Events. In the case of:

(A) any consolidation, amalgamation or merger of the Company with or into another Person (other than a merger, amalgamation or consolidation in which the Company is the continuing or surviving corporation and in which the Subordinate Voting Shares outstanding immediately prior to the merger, amalgamation or consolidation are not exchanged for cash, securities or other property of the Company or another Person);

(B) any direct or indirect sale, lease, assignment, transfer or conveyance of all or substantially all of the Company’s consolidated property or assets;

(C) any reclassification of Subordinate Voting Shares into securities, including securities other than the Subordinate Voting Shares (other than changes in par value, if any, or resulting from a subdivision or combination); or

(D) any statutory exchange of securities of the Company with another Person (other than in connection with a merger or acquisition);

in each case, as a result of which the Subordinate Voting Shares would be converted into, or exchanged for, securities, cash or other property (each, a “Capital Reorganization”), then, at and after the effective time of such Capital Reorganization, the right to exchange each Series B Perpetual Convertible Preferred Share shall be changed into a right to exchange such share into the kind and amount of shares, cash, other securities or other property or assets (or any combination thereof) that a holder of a number of Subordinate Voting Shares equal to the Conversion Amount (with respect to such Series B Perpetual Convertible Preferred Share) immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the “Reference Property”, with each unit of Reference Property being the kind and amount of Reference Property that a holder of one Subordinate Voting Share would have received in such Capital Reorganization).

Prior to or at the effective time of such Capital Reorganization, the Company or the successor or purchasing person, as the case may be, shall execute and deliver such supplemental instruments, if any, as the Company reasonably determines are necessary or desirable to (1) provide for subsequent adjustments to the Conversion Price pursuant to SECTION 6(e) in a manner consistent with this SECTION 6(e)(vi) (including giving effect, in the Company’s reasonable discretion, to the Dividend Threshold Amount in a manner that preserves the economic interests of the holders); and (2) give effect to such other provisions, if any, as the Company reasonably determines are appropriate to preserve the economic interests of the holders. If the Reference Property includes shares of stock or other securities or assets of a person other than such successor person, then such other person will also execute such supplemental instrument(s) and such supplemental instrument(s) will contain such additional provisions, if any, that the Company reasonably determines are appropriate to preserve the economic interests of holders.

In each case, if a Capital Reorganization causes the Subordinate Voting Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Series B Perpetual Convertible Preferred Shares will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Subordinate Voting Shares. The Company shall notify the holders of the Series B Perpetual Convertible Preferred Shares of such weighted average as soon as practicable after such determination is made.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 39 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

For these purposes, the Closing Price of any unit of Reference Property or portion thereof that does not consist of a class of securities will be the fair value of such unit of Reference Property Unit or portion thereof, as applicable, determined in good faith by the Company (or, in the case of cash denominated in U.S. dollars, the face amount thereof).

None of the foregoing provisions shall affect (x) the right of a holder of Series B Perpetual Convertible Preferred Shares to convert its Series B Perpetual Convertible Preferred Shares (1) into Subordinate Voting Shares prior to the effective time of such Capital Reorganization or (2) into Subordinate Voting Shares or Reference Property, as applicable, following the effective time of such Capital Reorganization, in any case pursuant to SECTION 6(a), or, (y) if the event constituting a Capital Reorganization is also a Change of Control, the obligation of the Company to redeem the Series B Perpetual Convertible Preferred Shares in connection with such transaction pursuant to SECTION 5. The provisions of this SECTION 6(e)(vi) shall similarly apply to successive Capital Reorganization events. This SECTION 6(e)(vi) shall not apply to any share split or combination to which SECTION 6(e)(i) is applicable or to a Liquidation Event.

(vii)     The Company shall not enter into any agreement for a transaction constituting a Capital Reorganization unless its terms are consistent with SECTION 6(e)(vi).

(viii)    Minimum Adjustment. Notwithstanding the foregoing, the Conversion Price will not be reduced if the amount of such reduction would be an amount less than US$0.01, but any such amount will be carried forward and reduction with respect thereto will be made (1) at the time that such amount, together with any subsequent amounts so carried forward, aggregates to US$0.01 or more; (2) upon the Conversion Date of any Series B Perpetual Convertible Preferred Share; (3) upon the date a Change of Control occurs; and (4) upon the date the Company sends any notice of redemption pursuant to SECTION 5.

(ix)       When No Adjustment Required. Notwithstanding anything herein to the contrary, no adjustment to the Conversion Price need be made:

(A) upon the issuance of any Subordinate Voting Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Subordinate Voting Shares under any plan;

(B) upon the repurchase of any Subordinate Voting Shares pursuant to the trust or escrow arrangement entered into on behalf of the legacy option holders before the Original Issuance Date;

(C) upon the issuance of any Subordinate Voting Shares in accordance with the terms of the Company’s Multiple Voting Shares;

(D) upon the issuance of any Subordinate Voting Shares or rights, options, restricted share units, warrants or similar securities to purchase those shares pursuant to any present or future employee, director or consultant benefit or incentive plan or program of or assumed by the Company or any of its Subsidiaries;

(E) upon the repurchase of any Subordinate Voting Shares pursuant to an open market share repurchase program or other buy-back transaction, including structured or derivative transactions, that is not a tender offer or exchange offer of the nature described in SECTION 6(e)(v);

(F) for the sale or issuance of Subordinate Voting Shares, or securities convertible into or exercisable for Subordinate Voting Shares, for cash, including at a price per share less than the Fair Market Value thereof or otherwise or in an acquisition, except as described in one of SECTION 6(e)(i) through SECTION 6(e)(v) above;

(G) for a third-party tender offer;

(H) upon the issuance of any Subordinate Voting Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Original Issuance Date; or

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 40 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(I) for any other issuance of Subordinate Voting Shares or any securities convertible into or exchangeable for Subordinate Voting Shares or the right to purchase Subordinate Voting Shares or such convertible or exchangeable securities, except as described above or below.

(x)        Rules of Calculation. All calculations will be made to the nearest one-hundredth of a cent or to the nearest one-ten thousandth of a share. Except as explicitly provided herein, the number of Subordinate Voting Shares outstanding will be calculated on the basis of the number of issued and outstanding Subordinate Voting Shares.

(xi)       Waiver. Notwithstanding anything in this SECTION 6(e) to the contrary, no adjustment need be made to the Conversion Price for any event with respect to which an adjustment would otherwise be required pursuant to this SECTION 6(e) if the Company receives, prior to the effective time of the adjustment to the Conversion Price, written notice from the holders representing at least a majority of the then outstanding Series B Perpetual Convertible Preferred Shares that no adjustment is to be made as the result of a particular issuance of Subordinate Voting Shares or other dividend or other distribution on Subordinate Voting Shares. This waiver will be limited in scope and will not be valid for any issuance of Subordinate Voting Shares or other dividend or other distribution on Subordinate Voting Shares or any other event not specifically provided for in such notice.

(xii)      Shareholder Rights Plans. To the extent that the Company has a rights plan in effect with respect to the Subordinate Voting Shares on any Conversion Date, Holders shall receive, in addition to the Subordinate Voting Shares, the rights under the rights plan, unless, prior to such Conversion Date, the rights have separated from the Subordinate Voting Shares, in which case the Conversion Price shall be adjusted at the time of separation as if the Company made a distribution to all holders of the Subordinate Voting Shares as described in SECTION 6(e)(iv)(A), subject to readjustment in the event of the expiration, termination or redemption of such rights.

(xiii)     Reservation of Shares. For the purpose of effecting the conversion of Series B Perpetual Convertible Preferred Shares, the Company shall at all times reserve and keep available, free from any preemptive rights, out of its treasury or authorized but unissued Subordinate Voting Shares the full number of Subordinate Voting Shares deliverable upon the conversion of all outstanding Series B Perpetual Convertible Preferred Shares after taking into account any adjustments to the Conversion Price from time to time pursuant to the terms of this SECTION 6 and any increases to the Liquidation Preference from time to time and assuming for the purposes of this calculation that all outstanding Series B Perpetual Convertible Preferred Shares are held by one holder. All Subordinate Voting Shares delivered upon conversion of Series B Perpetual Convertible Preferred Shares shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, claims, security interests and other encumbrances (other than liens, charges, security interests and other encumbrances created by the holders) and free of preemptive rights. If the Subordinate Voting Shares are then listed on any securities exchange, or quoted on any inter-dealer quotation system, then the Company will cause each such Subordinate Voting Share, when so delivered, to be admitted for listing on such exchange or quotation on such system.

(xiv)     Successive Adjustments. For the avoidance of doubt, after an adjustment to the Conversion Price under this SECTION 6, any subsequent event requiring an adjustment under this SECTION 6 shall cause an adjustment to such Conversion Price as so adjusted.

(f)        Certificate of Adjustments. Promptly upon the occurrence of any event requiring an adjustment or readjustment of the Conversion Price pursuant to this SECTION 6, the Company shall compute such adjustment or readjustment in accordance with the terms hereof and, within five (5) Business Days of such event, provide to each holder of Series B Perpetual Convertible Preferred Shares a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a brief description of the transaction or other event and the effective time of such adjustment. The Company shall, upon the reasonable written request of any holder of Series B Perpetual Convertible Preferred Shares, furnish to such holder (i) the calculation of such adjustments and readjustments in reasonable detail, (ii) the Conversion Price then in effect, and (iii) the number of Subordinate Voting Shares and the amount, if any, of share capital, other securities or other property (including, but not limited to, cash and evidences of indebtedness) which then would be received upon the conversion of Series B Perpetual Convertible Preferred Shares.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 41 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

SECTION 7.    Additional Definitions. For purposes of these Series B Perpetual Preferred Share Provisions, the following terms shall have the following meanings:

(a)       “Board of Directors” means the board of directors of the Company, as constituted from time to time, or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

(b)       “Business Day” means any day which is not a Saturday, a Sunday or a day on which the principal commercial banks located in the City of Toronto, Ontario or New York, New York are not open for business during normal banking hours.

(c)       “Capital Stock” of any person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case however designated, the equity of such person.

(d)       “Change of Control” means any of the following events:

(i)         (x) any “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, any of its Subsidiaries, any of the Company’s and its Subsidiaries’ employee benefit plans, or any Existing Holder files a Schedule TO or any other schedule, form or report under the Exchange Act or National Instrument 55-104—Insider Reporting Requirements and Exemptions (“NI 55-104”) disclosing that such person or group has become the direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act or NI 55-104, as applicable) of the Subordinate Voting Shares representing more than 50% of the voting power of the Subordinate Voting Shares or (y) the Principal Investors have become, collectively, the direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act or NI 55-104, as applicable) of the Subordinate Voting Shares representing more than 60% of the voting power of the Subordinate Voting Shares;

(ii)        the consummation of (A) any recapitalization, reclassification or change of the Subordinate Voting Shares (other than changes resulting from a subdivision or combination) as a result of which the Subordinate Voting Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of the Company pursuant to which the Subordinate Voting Shares will be converted into cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any person or persons other than one of the Company’s Wholly Owned Subsidiaries; provided, however, that any merger, consolidation, share exchange or combination of the Company pursuant to which the persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Company’s common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Change of Control pursuant to this clause (ii);

(iii)       the Subordinate Voting Shares cease to be listed on any of the Toronto Stock Exchange, The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors); or

(iv)       the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company.

A transaction or transactions described in clauses (i) or (ii) above shall not constitute a Change of Control, however, if (i) at least 90% of the consideration received or to be received by the holders of the Subordinate Voting Shares (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in connection with such transaction or transactions consists of shares of common stock that are listed or quoted on any of the Toronto Stock Exchange, The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors) (or any of their respective successors), or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions, and (ii) and as a result of such transaction or transactions such consideration becomes the consideration deliverable upon conversion of the Series B Perpetual Convertible Preferred Shares, if applicable, excluding cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 42 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(e)       “close of business” means 5:00 p.m., Toronto time.

(f)        “Closing Price” means, with respect to any security on any date, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the national stock exchange or automated inter-dealer quotation system upon which such security is listed or quoted (or, if such security are not listed and posted for trading on a national stock exchange or automated inter-dealer quotation system, such other over-the-counter market on which such security may be listed or quoted). If such securities are not so listed or quoted, the Closing Price will be the average of the mid-point of the last bid and ask prices for such security on the relevant date from each of at least two recognized independent investment banking firms selected by the Company for this purpose. For purposes of these Series B Perpetual Preferred Share Provisions, all references herein to the “Closing Price” of the Subordinate Voting Shares on the Exchange shall be such closing sale price as reflected on the website of the Exchange. If the date of determination is not a Trading Day, then such determination shall be made as of the last Trading Day prior to such date.

(g)       “Company” means GFL Environmental Inc., a corporation governed by the Business Corporations Act (Ontario).

(h)       “Conversion Date” means the effective date of a conversion of Series B Perpetual Convertible Preferred Shares to Subordinate Voting Shares, being (i) in the case of a conversion pursuant to SECTION 6(a), the date on which the Company shall have received such certificates, if any, together with such notice and such other information or documents as may be required by the Company or its transfer agent, and (ii) in the case of a conversion pursuant to SECTION 6(b)(i), the date specified by the Company that is ten (10) Business Days following the date of such notice.

(i)        “Current Market Price” of Subordinate Voting Shares on any date means the volume-weighted average of the Closing Prices (or if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) per Subordinate Voting Share for each of the ten (10) consecutive Trading Days ending on the earlier of the day in question and the day before the Ex-Date or the day before the date of a Quarterly Redemption Notice with respect to the issuance or distribution requiring such computation.

(j)         “DRS” means the direct registration system managed by the Company’s transfer agent.

(k)        “Effective Date” means the first date on which the Subordinate Voting Shares trade on the Exchange, regular way, reflecting the relevant share split or share combination, as applicable.

(l)         “Ex-Date” when used with respect to any issuance, dividend or distribution, means the first date on which the Subordinate Voting Shares (or other applicable security) trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution in question from the Company or, if applicable, from the seller of the Subordinate Voting Shares (or other applicable security) on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market. For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Subordinate Voting Shares under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

(m)         “Exchange” means any United States or Canadian national stock exchange or automated inter-dealer quotation system upon which the Subordinate Voting Shares are listed or quoted, provided that if the Subordinate Voting Shares are dual listed on both a United States national stock exchange and a Canadian national stock exchange the United States national stock exchange shall be the Exchange; as of the date of these Series B Perpetual Preferred Share Provisions, the Exchange for the Subordinate Voting Shares is the New York Stock Exchange.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 43 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(n)       “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any statute successor thereto, in each case as amended from time to time, together with the rules and regulations promulgated thereunder.

(o)       “Existing Holder” means each of the Principal Investors; provided that no such Principal Investor shall constitute an Existing Holder if all such Principal Investors, collectively, have, directly or indirectly, beneficial ownership of more than 70% of the total voting power in the aggregate of all classes of Capital Stock then outstanding entitled to vote generally in the elections of the Company’s directors.

(p)       “Fair Market Value” of the Subordinate Voting Shares or any other security, property or assets means the fair market value thereof as reasonably determined in good faith by the Board of Directors, which determination must be set forth in a written resolution of the Board of Directors, in accordance with the following rules:

(i)         for Subordinate Voting Shares, provided the Subordinate Voting Shares are traded or quoted on any United States or Canadian national stock exchange or automated inter-dealer quotation system, the Current Market Price;

(ii)        for any security other than Subordinate Voting Shares that are traded or quoted on any United States or Canadian national stock exchange or automated inter-dealer quotation system, the Fair Market Value will be the average of the Closing Prices of such security on such national stock exchange or automated inter-dealer quotation system over a ten (10) consecutive Trading Day period, ending on the Trading Day immediately prior to the date of determination; and

(iii)       for any other property or assets, the Fair Market Value shall be determined by the Board of Directors, with advice from an investment bank recognized nationally in Canada or the United States, as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act.

(q)       “hereof”, “herein” and “hereunder” and words of similar import refer to these Series B Perpetual Preferred Share Provisions as a whole and not merely to any particular clause, provision, section or subsection.

(r)        “Liquidity Conditions” will be satisfied with respect to a conversion in connection with SECTION 6(b) or a redemption in connection with SECTION 5(c) if:

(i)         each Subordinate Voting Share to be issued in connection with such conversion or that may be issued in connection with such redemption will, when issued, be listed and admitted for trading, without suspension or material limitation on trading, on any of the Toronto Stock Exchange, The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors); and

(ii)        the issuance of such Subordinate Voting Shares is permitted by the applicable listing standards of The New York Stock Exchange.

(s)       “Market Disruption Event” means (i) a failure by the Exchange to open for trading during its regular trading session or (ii) the occurrence or existence for more than one half hour period in the aggregate on any scheduled Trading Day for the Subordinate Voting Shares (or any other security for which a Closing Price must be determined) of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Exchange, or otherwise) in the Subordinate Voting Shares (or such other security) or in any options, contracts or future contracts relating to the Subordinate Voting Shares (or such other security), and such suspension or limitation occurs or exists at any time before 1:00 p.m. (Toronto time) on such day.

(t)        “Multiple Voting Shares” means the multiple voting shares in the capital of the Company.

(u)       “open of business” means 9:00 a.m., Toronto time.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 44 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(v)       “Original Issuance Date” means, with respect to any Series B Perpetual Convertible Preferred Share, the date such Series B Perpetual Convertible Preferred Share is originally issued.

(w)       “Original Purchase Price” means US$36.60 per Series B Perpetual Convertible Preferred Share.

(x)        “person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government, any agency or political subdivisions thereof.

(y)       “Principal Investor” means (i) each of (a) BC Partners Advisors L.P. and its Affiliates (including BC European Capital X LP and the other funds, partnerships or other vehicles managed, advised or controlled thereby, together with any entity (directly or indirectly) wholly owned by any such fund, partnership or vehicle, but not including, however, any portfolio operating company of the foregoing) and (b) Patrick Dovigi and his Affiliates and (ii) any successor of any Person identified in clause (i). For purposes of this definition, a Person (first person) is considered to control another Person (second person) if: (a) the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation; (b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or (c) the second person is a limited partnership and the general partner of the limited partnership is the first person.

(z)       “Record Date” means, when used with respect to any dividend, distribution or other transaction or event in which the holders of the Subordinate Voting Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Subordinate Voting Shares (or other applicable security) are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Subordinate Voting Shares (or other applicable security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

(aa)     “share capital” means any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of capital, partnership interests (whether general or limited) or equivalent ownership interests in or issued by such person, and with respect to the Company includes, without limitation, any and all Subordinate Voting Shares and the Series B Perpetual Convertible Preferred Shares.

(bb)    “Spin-Off” means the Company makes a dividend or distribution to all or substantially all holders of Subordinate Voting Shares consisting of Capital Stock of, or similar equity interests in, or relating to, a subsidiary or other business unit of the Company that, upon issuance, will be traded on a U.S. or Canadian national securities exchange.

(cc)     “Subordinate Voting Shares” means the subordinate voting shares in the capital of the Company.

(dd)     “Subsidiary” of any person means any corporation or other entity of which a majority of the Capital Stock having ordinary voting power to vote in the election of the board of directors or other Persons performing similar functions of such corporation or other entity is at the time directly or indirectly owned or controlled by such person.

(ee)     “Trading Day” means any date on which (i) there is no Market Disruption Event and (ii) the Exchange is open for trading or, if the Subordinate Voting Shares are not so listed, admitted for trading or quoted, any Business Day. A Trading Day only includes those days that have a scheduled closing time of 4:00 p.m. (New York time) or the then standard closing time for regular trading on the relevant Exchange.

(ff)       “Wholly Owned Subsidiary” means, with respect to any person, any Subsidiary of such person, except that, solely for the purposes of this definition, the reference to “a majority of the Capital Stock” in the definition of “Subsidiary” shall be deemed replaced by a reference to “all of the Capital Stock”.

(gg)     “USD Equivalent Amount” means on any date with respect to the specified amount of Canadian dollars the U.S. dollar equivalent amount after giving effect to the conversion of Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate (as quoted or published from time to time by the Bank of Canada) on that date. If such rate cannot be determined as provided in the immediately preceding sentence on such date (which, for the purpose of this definition, will be deemed to be the “Affected Day”), then the USD Equivalent Amount for such date will be determined mutatis mutandis but with respect to the immediately preceding day on which such rate can be so determined; provided, however, that, if such immediately preceding day is before the fifth (5th) day before such Affected Day, or, if such rate cannot be so determined, then the USD Equivalent Amount will be determined in such other manner as prescribed in good faith by an independent financial institution or advisor with appropriate expertise selected by the Company for such purpose.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 45 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(hh) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Accretion Rate	SECTION 1(b)

Change of Control	SECTION 5(b)(i)

Conversion Amount	SECTION 6(a)

Conversion Price	SECTION 6(a)

Liquidation Preference	SECTION 1(b)

Quarterly Compounding Date	SECTION 1(b)

Quarterly Redemption Date	SECTION 5(c)(i)

Quarterly Redemption Notice	SECTION 5(c)(i)

Quarterly Redemption Price	SECTION 5(c)(i)

Redemption Date	SECTION 5(b)(i)

Redemption Notice	SECTION 5(b)(i)

Redemption Price	SECTION 5(b)(i)

Reference Property	SECTION 6(e)(v)

Series B Perpetual Convertible Preferred Shares	Recitals

Valuation Period	SECTION 6(e)(iv)(B)

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 46 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(ii)        The expression “ranking senior to”, “ranking junior to” and similar expressions refer to the order of priority in the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company among its shareholders, in each case for the purposes of winding up its affairs, in the payment of dividends or upon redemption.

(jj)        If any day on which any action is required to be taken by the Company is not a Business Day, then such action may be taken on or by the next succeeding day that is a Business Day.

SECTION 8.   Miscellaneous. For purposes of these Series B Perpetual Preferred Share Provisions, the following provisions shall apply:

(a)       Withholding Tax. Notwithstanding any other provision of these Series B Perpetual Preferred Share Provisions, the Company may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these Series B Perpetual Preferred Share Provisions any amounts required (or permitted, in the event that the Series B Perpetual Convertible Preferred Shares are or become “taxable Canadian property” at any relevant time for purposes of the Income Tax Act (Canada)) by applicable law to be deducted or withheld from any such payment, distribution, issuance or delivery and the Company will timely remit any such amounts to the relevant tax authority as required, and will provide evidence thereof reasonably acceptable to the affected holder(s) of Series B Perpetual Convertible Preferred Shares. All such remitted amounts shall be treated as having been paid to the relevant holder(s). If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these Series B Perpetual Preferred Share Provisions is less than the amount that the Company is so required (or permitted, in the event that the Series B Perpetual Convertible Preferred Shares are or become “taxable Canadian property” at any relevant time for purposes of the Income Tax Act (Canada)) to deduct or withhold, the Company shall be permitted to deduct and withhold from any noncash payment, distribution, issuance or delivery to be made pursuant to these Series B Perpetual Preferred Share Provisions any amounts required (or permitted, in the event that the Series B Perpetual Convertible Preferred Shares are or become “taxable Canadian property” at any relevant time for purposes of the Income Tax Act (Canada)) by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. In the event that the Series B Perpetual Convertible Preferred Shares are or become “taxable Canadian property” at any relevant time for purposes of the Income Tax Act (Canada), the parties will co-operate with one another to minimize the amount of any withholding or deduction permitted to be made.

(b)       Wire or Electronic Transfer of Funds. Notwithstanding any other right, privilege, restriction or condition attaching to the Series B Perpetual Convertible Preferred Shares, the Company may, at its option, make any payment due to registered holders of Series B Perpetual Convertible Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Company shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Company that a payment is to be made by way of a wire or electronic transfer of funds, the Company shall provide a notice to the applicable registered holders of Series B Perpetual Convertible Preferred Shares at their respective addresses appearing on the books of the Company. Such notice shall request that each applicable registered holder of Series B Perpetual Convertible Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada or the United States to which the wire or electronic transfer of funds shall be directed. If the Company does not receive account particulars from a registered holder of Series B Perpetual Convertible Preferred Shares prior to the date such payment is to be made, the Company shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 47 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

(c)       Amendments. The provisions attaching to the Series B Perpetual Convertible Preferred Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Business Corporations Act (Ontario).

(d)       U.S. Currency. Unless otherwise stated, all references herein to sums of money are expressed in lawful money of the United States.

(e)       Transfers. No Series B Perpetual Convertible Preferred Share may be transferred, sold, assigned, pledged, hypothecated or exchanged by a holder thereof, except (i) in accordance with the provisions of that certain Subscription Agreement by and among the Company and the purchaser party thereto, dated as of September 27, 2021, as amended, restated or revised from time to time or (ii) with the prior written consent of the Company as evidenced by a written resolution of the Board of Directors. For greater certainty, nothing in this SECTION 8(e) shall restrict the transfer, sale, assignment, pledge, hypothecation or exchange of any Subordinate Voting Shares issued upon the conversion or redemption of the Series B Perpetual Convertible Preferred Shares.

(f)          Uncertificated Shares. The Series B Perpetual Convertible Preferred Shares may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated Series B Perpetual Convertible Preferred Shares, as applicable, the Company shall send to the registered owner thereof a DRS statement or DRS advice in respect of such uncertificated Series B Perpetual Convertible Preferred Shares.

(g)       Tax Characterization. Notwithstanding anything to the contrary in these Series B Perpetual Preferred Share Provisions, for U.S. federal and other applicable state and local income tax purposes, it is intended that the Series B Perpetual Convertible Preferred Shares will not be treated as “preferred stock” within the meaning of Section 305(b)(4) of the Internal Revenue Code of 1986, as amended and Treasury Regulations Section 1.305-5(a). The Company will not and will cause its subsidiaries not to, take any positions or actions inconsistent with, the foregoing treatment.

(h)       Specified Amount. The amount specified in respect of each Series B Perpetual Convertible Preferred Share for the purposes of subsection 191(4) of the Income Tax Act (Canada) is an amount equal to US$36.60.

9. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None":

None.

10. Other provisions:

None.

The articles have been properly executed by the required person(s).

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 48 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

Supporting Document - Schedule “A”

Statement of a director or officer of each of the amalgamating corporations completed as required under subsection 178(2) of the Business Corporations Act.

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 49 of 50

BCA - Articles of Amalgamation - GFL ENVIRONMENTAL INC. - OCN:1001456948 - January 01, 2026

Supporting Document - Schedule “B”

The directors’ resolutions of each amalgamating corporation as required under section 177 of the Business Corporations Act

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 50 of 50

SCHEDULE “A”

Statement of Director or Officer

Under Subsection 178(2) of

the Business Corporations Act (Ontario)

I am the Secretary of each of GFL Environmental Inc. and GFL Environmental 2025 Inc. (collectively, the “Amalgamating Corporations”). I have conducted such examinations of the books and records of each of the Amalgamating Corporations as are necessary to enable me to make this statement. This Statement is made pursuant to subsection 178(2) of the Business Corporations Act (Ontario). In my capacity as Secretary of each of the Amalgamating Corporations, I state that:

1.	There are reasonable grounds for believing that:

(a)	each of the Amalgamating Corporations is, and the corporation continuing from the amalgamation of the Amalgamating Corporations (the “Corporation”) will be, able to pay its liabilities as they become due, and

(b)	the realizable value of the Corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes.

2.	There are reasonable grounds for believing that no creditor of the Amalgamating Corporations will be prejudiced by the amalgamation.

3.	No creditor of any of the Amalgamating Corporations has notified any of the Amalgamating Corporations that such creditor objects to the amalgamation.

DATED December 31, 2025.

/s/ Mindy Gilbert
Name:	Mindy Gilbert
Title:	Secretary

SCHEDULE “B-1”

CERTIFIED RESOLUTION OF THE DIRECTORS

OF

GFL ENVIRONMENTAL INC.

(the “Corporation”)

RECITAL

The Corporation has agreed to amalgamate with its wholly-owned subsidiary GFL Environmental 2025 Inc. (“GFL 2025”) under subsection 177(1) of the Business Corporations Act (Ontario) (the “Act”).

RESOLVED THAT

1.	The Corporation is authorized to amalgamate with GFL 2025 under subsection 177(1) of the Act and continue as one corporation.

2.	Upon the endorsement of a Certificate of Amalgamation under subsection 178(4) of the Act, all shares of GFL 2025 shall be cancelled without any repayment of capital in respect of the shares. None of the shares of the Corporation shall be cancelled.

3.	The articles of amalgamation shall be the same as the articles of the Corporation.

4.	The by-laws of the amalgamated corporation shall be the same as the by-laws of the Corporation.

5.	No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation.

6.	Any one (1) director or officer of the Corporation is authorized to execute and deliver articles of amalgamation, execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

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SCHEDULE “B-2”

CERTIFIED RESOLUTION OF THE DIRECTOR

OF

GFL ENVIRONMENTAL 2025 INC.

(the “Corporation”)

RECITALS

(a)	The Corporation is a wholly-owned subsidiary of GFL Environmental Inc. (“GFL”).

(b)	The Corporation has agreed to amalgamate with GFL under subsection 177(1) of the Business Corporations Act (Ontario) (the “Act”).

RESOLVED THAT

1.	The Corporation is authorized to amalgamate with GFL under subsection 177(1) of the Act and continue as one corporation.

2.	Upon the endorsement of a Certificate of Amalgamation under subsection 178(4) of the Act, all shares of the Corporation, including all shares which have been issued and are outstanding, shall be cancelled without any repayment of capital in respect of the shares.

3.	The articles of amalgamation shall be the same as the articles of GFL.

4.	The by-laws of the amalgamated corporation shall be the same as the by-laws of GFL.

5.	No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation.

6.	Any director or officer of the Corporation is authorized to execute and deliver articles of amalgamation, execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

[The remainder of this page is intentionally blank.]